                                               Filed Pursuant to Rule 424(b)(1)
                                                             File No. 333-33198

1,000,000 Shares

MGI PHARMA, INC.

Common Stock
                                                            [LOGO OF MGI PHARMA]

$18.00 per share

--------------------------------------------------------------------------------

 .  MGI PHARMA, INC. is offering          .  Closing price on May 18, 2000:
    1,000,000 shares.                        $20.13 per share.


 .  Trading symbol: Nasdaq National
    Market--MOGN

                                ---------------

This investment involves risk. See "Risk Factors" beginning on page 8.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                          Per Share    Total
                                                          --------- -----------
Public offering price....................................  $18.00   $18,000,000
Placement commissions....................................  $ 1.08   $ 1,080,000
Proceeds to MGI PHARMA...................................  $16.92   $16,920,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone's investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are offering our common stock on an all or nothing basis principally to selected institutional investors. We have retained U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC, and CIBC World Markets Corp. to act as our agents to arrange this transaction on a best efforts basis. The agents will not accept investor funds until indications of interest have been received for the full amount of the offering. Only after the registration statement has been declared effective will the agents accept investor funds, which will be placed in an escrow account. The agents will distribute confirmation and definitive prospectuses to all investors as soon as practicable after the price to the public is determined.

U.S. Bancorp Piper Jaffray

                      Banc of America Securities LLC

                                                              CIBC World Markets

                  The date of this prospectus is May 18, 2000.

                                     [LOGO]

                                Product Pipeline

   [Bar chart showing the stage of development of each of our commercialized products and products under development]

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
      Summary............................................................   4
      Risk Factors.......................................................   8
      Forward-Looking Statements.........................................  19
      Use of Proceeds....................................................  19
      Price Range of Common Stock........................................  20
      Dividend Policy....................................................  20
      Capitalization.....................................................  21
      Selected Financial Data............................................  22
      Management's Discussion and Analysis of Financial Condition and
       Results of Operations.............................................  23
      Business...........................................................  29
      Management.........................................................  50
      Principal Stockholders.............................................  53
      Description of Capital Stock.......................................  54
      Plan of Distribution...............................................  57
      Legal Matters......................................................  57
      Experts............................................................  58
      Where You Can Find More Information................................  58
      Index to Financial Statements...................................... F-1

                               ----------------

You should rely only on the information contained in this prospectus. We have not, and the placement agents have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

                                    SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus. References in this prospectus to "MGI," "MGI PHARMA," "we," "us" and "our" refer to MGI PHARMA, INC.

Business of MGI PHARMA

MGI PHARMA, INC. is a pharmaceutical company focused on the acquisition, development and commercialization of drugs primarily for the treatment of cancer and rheumatology disorders. We currently market and promote five products through our 41-person specialty sales force. In 1999, we generated revenues from product sales of approximately $18.6 million. In addition, we are developing irofulven as our lead product candidate for the treatment of cancer. Irofulven is the first product candidate being developed from our proprietary family of naturally derived compounds called acylfulvenes. Irofulven is currently being tested in nine Phase 2 and four Phase 1 clinical trials for the treatment of various cancers. Based on our analysis of interim results from four Phase 2 trials of irofulven, we believe that irofulven is well-tolerated for a chemotherapeutic and is potentially active as an anti-tumor agent for the treatment of ovarian, pancreatic and prostate cancers. We intend to initiate a pivotal Phase 3 clinical trial program for irofulven by the end of 2000.

Our primary commercial product, Salagen(R) Tablets, accounted for approximately 97 percent of our product sales in 1999. We market Salagen Tablets in the United States to oncologists as a treatment for the symptoms of radiation-induced xerostomia, or chronic dry mouth, in head and neck cancer patients. We also market Salagen Tablets in the United States as a treatment for the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the body's moisture-producing glands. Salagen Tablets are marketed outside the United States through our alliances with international pharmaceutical companies and are approved for commercial sale in 21 countries. We also co-promote three additional products to rheumatologists in the United States.

To date, over 300 cancer patients have been treated with irofulven in clinical trials. Based on results from our ongoing preclinical studies and clinical trials, we believe that irofulven:

  . is potentially active as an anti-tumor agent in treating a broad range of cancers;

  . has a unique mechanism of action that may make it effective in treating refractory cancers, or cancers that are unresponsive to existing cancer therapies;

  . has demonstrated activity against tumors that are known to be resistant to other cancer therapies; and

  . has a side effect profile that makes it potentially well-suited for use in combination with existing cancer therapies.

We are conducting Phase 2 clinical trials of irofulven for the treatment of ovarian, pancreatic and prostate cancers.

Irofulven for ovarian cancer

We are currently studying irofulven as a treatment for refractory ovarian cancer in a 30-patient, Phase 2 clinical trial. Ovarian cancer is the leading cause of gynecological cancer deaths among American women. The American Cancer Society, or ACS, estimates that approximately 23,100 new cases of ovarian cancer will be diagnosed and 14,000 women will die from the disease in the United States in 2000. Worldwide, over 166,000 new cases of ovarian cancer and 101,000 deaths are estimated to occur annually. To qualify for this clinical trial, patients must have had no tumor response during or following treatment with another drug or combination of drugs or have had regrowth of their tumor within six months of treatment. Of the 17 patients enrolled in this Phase 2 clinical trial, seven patients were not evaluable because their disease progressed before they received the full treatment required for evaluation under this trial. Interim results from this Phase 2 trial include data from the ten evaluable patients. Of these ten evaluable patients:

  . one patient achieved the primary endpoint of a confirmed partial response, or tumor shrinkage greater than 50 percent;

  . one patient experienced a partial response that was observed in only the first of two measurements required for a confirmed partial response; and

  . one patient experienced stable disease, or tumor shrinkage less than 50 percent, through four cycles of treatment.

The National Cancer Institute is also sponsoring a separate Phase 2 trial of irofulven in ovarian cancer patients, which to date has enrolled 17 patients. Interim results from this Phase 2 trial include data from the 11 enrolled patients who were evaluable. Of these 11 patients:

  .  five patients achieved the primary endpoint of a partial response; and

  .  two patients experienced stable disease.

Based on our analysis of the interim results from these Phase 2 clinical trials, we believe that irofulven is potentially active as an anti-tumor agent for the treatment of refractory ovarian cancer patients for whom few treatment options remain.

Irofulven for pancreatic cancer

We are currently studying irofulven as a treatment for advanced pancreatic cancer in a 54-patient Phase 2 clinical trial. Pancreatic cancer is the fifth most common cause of cancer-related death in the United States. The ACS estimates that 28,300 new cases of pancreatic cancer are diagnosed in the United States each year, out of over 170,000 new cases worldwide. The death rates for pancreatic cancer are virtually equal to the incidence rates. To qualify for this clinical trial, patients must be refractory to gemcitabine, a common first-line chemotherapeutic treatment for pancreatic cancer patients. Once these patients become refractory to gemcitabine, they have few remaining treatment options and generally survive less than three months.

To date, of the 54 patients enrolled in our ongoing Phase 2 clinical trial, seven patients have achieved the primary endpoint of six-month survival, and ten patients continue to be evaluated for this endpoint. Furthermore, one patient experienced a complete response, or disappearance of all tumor tissue, that lasted more than four months before the appearance of new tumor growth. Based on our analysis of these interim results, we believe that irofulven is potentially active as an anti-tumor agent for the treatment of advanced pancreatic cancer in patients refractory to treatment with gemcitabine.

Irofulven for prostate cancer

We are currently studying irofulven as a treatment for hormone-refractory prostate cancer in a 42-patient, Phase 2 clinical trial. Prostate cancer is the most commonly diagnosed malignancy and the second leading cause of cancer death among men in the United States. The ACS estimates that approximately 180,400 new cases of prostate cancer will occur in the United States during 2000. Furthermore, the ACS estimates that 31,900 men die annually from prostate cancer in the United States, out of over 165,000 prostate cancer-related deaths worldwide. To qualify for this clinical trial, patients must no longer respond to hormone-based therapies, leaving them with few second-line treatment options. Currently approved cancer therapies are only effective in treating the symptoms and slowing the progression of advanced prostate cancer. Interim results from this Phase 2 trial include data from 31 evaluable patients. Of these 31 patients, five patients achieved the primary endpoint of decreased prostate specific antigen levels, a blood marker used to measure the progression of prostate cancer, and 20 patients experienced stable PSA levels.

All of the Phase 2 clinical trials described above are ongoing and subsequent results from these clinical trials or future clinical trials may not demonstrate similar results.

Other product opportunities

We are studying the treatment of solid tumors with irofulven in combination with existing chemotherapeutic agents. Additionally, we are developing other acylfulvene analogs in preclinical studies. We also intend to expand our product portfolio through the acquisition of mid to late-stage product candidates and approved products for the sale in the United States through our specialty sales force.

Office Location

Our principal executive offices are located at 6300 West Old Shakopee Road, Suite 110, Bloomington, Minnesota 55438 and our telephone number is (952) 346-4700.

The Offering

Common stock offered................   1,000,000 shares

Common stock outstanding after the    16,408,801 shares
offering............................

Offering price......................  $18.00 per share

Use of proceeds.....................  We intend to use the net proceeds of this offering to fund research and
                                      development, product commercialization,
                                      potential product acquisitions, product
                                      development opportunities, working
                                      capital and other general corporate
                                      purposes. See the discussion under the
                                      caption "Use of Proceeds."

Nasdaq National Market symbol.......  MOGN

The number of shares of our common stock outstanding after the offering does not take into account, as of April 30, 2000:

  . 2,259,090 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $10.53 per share.

Corporate Information

We were incorporated under the name Molecular Genetics, Inc. in Minnesota in November 1979. We have trademark protection on Salagen(R), MGI(R), MGI PHARMA(R) and our logo. This prospectus also includes trade names and marks of other companies.

Summary Financial Data
(in thousands, except per share data)

                                                                       Three Months Ended
                                  Year Ended December 31,                   March 31,
                          ------------------------------------------ -----------------------
                           1995     1996     1997     1998    1999      1999        2000
                          -------  -------  -------  ------- ------- ----------- -----------
                                                                     (unaudited) (unaudited)
Statement of Operations
 Data:
 Revenues:
 Sales..................  $ 4,607  $ 6,460  $ 9,345  $12,945 $18,643   $4,503      $4,566
 Promotion..............      --       --       --       756   1,088      125         250
 Licensing..............    7,758    2,335    3,275    3,342   4,955      872         754
 Interest and other.....      958      950      876      806     966      194         373
                          -------  -------  -------  ------- -------   ------      ------
                           13,323    9,745   13,496   17,849  25,652    5,694       5,943
 Costs and expenses:
 Cost of sales..........      772      678      768      939   1,209      308         304
 Selling, general and
  administrative........    7,859    7,659    9,339   10,989  12,713    3,173       3,521
 Research and
  development...........    7,266    7,865    4,989    5,302   6,677    1,461       1,804
                          -------  -------  -------  ------- -------   ------      ------
                           15,897   16,202   15,096   17,230  20,599    4,942       5,629
                          -------  -------  -------  ------- -------   ------      ------
 Income (loss) before
  taxes.................   (2,574)  (6,457)  (1,600)     619   5,053      752         314
 Provision for income
  taxes.................       40      165      185      205     321       69          61
                          -------  -------  -------  ------- -------   ------      ------
 Net income (loss)......  $(2,614) $(6,622) $(1,785) $   414 $ 4,732   $  683      $  253
                          =======  =======  =======  ======= =======   ======      ======
 Net income (loss) per
  common share:
 Basic..................  $ (0.21) $ (0.50) $ (0.13) $  0.03 $  0.32   $ 0.05      $ 0.02
 Assuming dilution......  $ (0.21) $ (0.50) $ (0.13) $  0.03 $  0.30   $ 0.04      $ 0.02
 Weighted average number
  of common shares
  outstanding:
 Basic..................   12,509   13,179   14,116   14,368  14,742   14,575      15,217
 Assuming dilution......   12,509   13,179   14,116   14,966  15,633   15,475      16,831

                                                          As of March 31, 2000
                                                         -----------------------
                                                           Actual    As Adjusted
                                                         ----------- -----------
                                                         (unaudited) (unaudited)
Balance Sheet Data:
 Cash, cash equivalents and short-term investments......  $ 26,823     $43,290
 Working capital........................................    27,009      43,476
 Total assets...........................................    32,710      49,177
 Total liabilities......................................     4,158       4,158
 Accumulated deficit....................................   (68,844)    (68,844)
 Total stockholders' equity.............................    28,552      45,019

The balance sheet data as of March 31, 2000, as adjusted, reflects the sale of 1,000,000 shares of common stock in this offering, at a public offering price of $18.00 per share, and the receipt of the net proceeds after deducting the placement commissions and estimated offering expenses.

                                  RISK FACTORS

You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in shares of our common stock. Some of the following risks relate principally to our business and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. Our business, financial condition or results of operations could be materially, adversely affected by any of these risks. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

                         Risks Related to Our Business

If we are unable to sustain profitability in the future, we may be unable to continue our operations.

We have a limited history of profitability. In order to maintain our profitability, we must continue to generate revenues from the sale of our commercially available products, particularly Salagen(R) Tablets, at or beyond current levels. In addition, our ability to remain profitable will depend upon the amount of operating expenses that we incur in the future, including expenses relating to the development and commercialization of irofulven and any other products that we acquire or develop. We expect to significantly increase our research and development expenses over the next several years as we continue to devote resources to the development and commercialization of irofulven. Therefore, unless we are able to significantly increase revenues from the sale of Salagen Tablets and our other commercially available products, we will not be able to maintain our profitability at recent levels, if at all. Any adverse events relating to the sale of Salagen Tablets, including increased competition in the markets in which we compete, could adversely impact our ability to generate such revenues. For example, as a result of the expiration of our orphan drug status in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and in 2005 for the Sjogren's syndrome indication, we may face competition from manufacturers of generic versions of Salagen Tablets. Furthermore, because research and development costs are generally fixed, a delay or decline in revenues from the sale of our currently available products could cause our operating results to decline significantly in any given quarter. If we are unable to maintain our profitability, our ability to continue our business operations as planned may be harmed.

Our operating results may fluctuate significantly, which may adversely affect our stock price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

  .  changing demand for our current products, particularly Salagen Tablets;

  .  the introduction by others of competing products;

  .  the pace and breadth of our development programs;

  . expenditures incurred to acquire or license and promote additional products;

  .  availability of product supply from third-party manufacturers;

  .  changes in sales and marketing expenditures; and

  .  the timing of licensing and royalty revenues.

Variations in the timing of our future revenue could cause significant fluctuations in operating results from period to period and may result in unanticipated earnings shortfalls or losses. Therefore, we do not believe that period-to-period comparisons of our operating results are meaningful. However, securities analysts and investors may set expectations about our business based upon past operating results. Consequently, if our operating results do not follow past trends, our stock price may decline.

We depend upon the sale of Salagen Tablets for substantially all of our product revenues. If any factor adversely impacts sales of Salagen Tablets, our product revenues will decrease and may decrease significantly.

We currently derive substantially all of our product revenues from the sale of Salagen Tablets. U.S. sales of Salagen Tablets represented 98 percent of our total product sales and 75 percent of our total revenue in the first quarter of 2000, and represented 97 percent of our total product sales and 70 percent of our total revenue for the year ended December 31, 1999. Any factor adversely affecting sales of Salagen Tablets could have a material adverse effect on our business, financial condition and results of operations. In March 2001, our orphan drug status for Salagen Tablets as a treatment for the symptoms of radiation-induced xerostomia in head and neck cancer patients will expire. As a result, competing generic products may enter this market. In addition, we are currently aware of two other competing products which have already been approved for commercial sale. If sales of Salagen Tablets decline as a result of this competition, or for any other reason, our product revenues will decline.

If we do not receive regulatory approvals of irofulven or any of our other product candidates, or if regulatory approval is delayed for any reason, we will be unable to commercialize and sell our products as we expect.

Government regulation in the United States and abroad is a significant factor in the development, manufacturing and marketing of our products. Prior to marketing, each of our products must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The approval process can take many years and require the expenditure of substantial resources. There is a risk that any product we develop will not be approved by the FDA or any foreign regulatory authority in a timely manner, if at all. Generally, only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development are approved for sale. Once a product is approved for sale, we must also submit any labeling, advertising and promotional material to the FDA for review. There is a risk that the FDA will prohibit use of the marketing material in the form we desire, which could have a material, adverse effect on our business, financial condition and results of operations.

Further research and development of irofulven, including further extensive human clinical testing, will be required prior to submission of a regulatory application for commercial sale of irofulven. There is a risk that this research and development will not be successful and will not result in a product that will qualify for approval by regulatory authorities for commercial sale. Clinical testing of a pharmaceutical product is subject to approvals by various governmental regulatory authorities. There is a risk that regulatory authorities in the United States and elsewhere, may not allow us to conduct planned additional clinical testing of irofulven or any of our other product candidates. There is also a risk that, if permitted, this additional clinical testing will not prove that irofulven is safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities. In addition, interim or final results obtained in preclinical studies or in Phase 1 and Phase 2 human clinical trials are not necessarily indicative of results that will be obtained in subsequent or more extensive testing and commercial experience.

We depend on external laboratories and medical institutions to conduct our preclinical and clinical testing. This research must comply with good clinical and laboratory practices required by the FDA. The data obtained from manufacturing and from preclinical and clinical testing are subject to varying interpretations that could delay, limit or prevent regulatory approval. We also may encounter delays or rejection due to: (1) changes in FDA policy during the period of development, or (2) changes in the requirements for regulatory review of each submitted New Drug Application, or NDA. Even if the FDA approves the marketing application of a product, this approval may entail commercially unacceptable limitations on the uses, or "indications," for which a product may be marketed. Further studies may be required to provide additional data on product safety or effectiveness. The FDA also requires post-marketing adverse event surveillance programs to monitor a product's side effects.

An FDA approved product and its manufacturer are subject to continual regulatory review. The discovery of previously unknown problems with a product may result in restrictions or sanctions on this product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market. Most changes in the manufacturing procedures we use for our approved products, including a change in manufacturer, will require the prior approval of the FDA. This could have an adverse effect upon our ability to continue the commercialization or sale of a product.

Clinical trials are complex and unpredictable and may produce unexpected results which could affect our ability to commercialize our products.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. We have not commenced Phase 3 clinical trials on any of our product candidates and we will most likely be required to do so before submitting an NDA for any product candidate. The results from preclinical animal studies and early human clinical trials may not be predictive of results that will be obtained in larger scale testing. Some of the results we are announcing from Phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such Phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. Our clinical trials may not demonstrate the safety and efficacy required for marketing approval of a product. Failure to adequately demonstrate the safety and efficacy of a therapeutic product would prevent regulatory approval of the product. There is a risk that unacceptable toxicities or side effects will occur at any time in the course of human clinical trials or commercial use of any product. The appearance of unacceptable toxicities or side effects could interrupt, limit, delay or abort the development of a product or, if previously approved and launched, require its withdrawal from the market. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

  .  the size of the patient population;

  .  the nature of the protocol requirements;

  .  the diversion of patients to other trials or marketed therapies;

  . our ability to recruit and manage clinical centers and associated trials;

  .  the proximity of patients to clinical sites; and

  .  the patient eligibility criteria for the study.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned. Furthermore, clinical trials must meet various FDA requirements, such as institutional review board oversight, informed consent, and conformance with good clinical practice requirements. Even after being approved by the FDA or foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market. There is always a risk that any product under development may not be safe when administered to humans.

We depend on a single supplier to provide us with the active ingredient for the production of Salagen Tablets. If such supplier terminates its relationship with us, or is unable to fill our demand for the ingredient, we may be unable to produce Salagen Tablets for commercial sale.

We rely on the Fine Chemicals Division of Merck KgaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active pharmaceutical ingredient in Salagen Tablets. To our knowledge, there is currently no other producer of pharmaceutical-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Merck KgaA terminates, or Merck KgaA is unable to meet our needs for any reason, we will need to find an alternative source of pilorcarpine hydrochloride. If we are unable to identify an alternate source, we may be unable to continue producing Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of pilocarpine hydrochloride from an alternate source, any disruption in our supply of pilocarpine hydrochloride could have a material adverse effect on our ability to meet customer demand for Salagen Tablets.

If our third-party manufacturers of Salagen Tablets or any of our other products cease operations or fail to comply with applicable manufacturing regulations, we may not be able to meet customer demand in a timely manner, if at all.

We do not have manufacturing facilities and we rely on one third-party manufacturer for the production of each of our products, including Salagen Tablets. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire, and we have no plans to establish manufacturing facilities. The manufacture of our products is, and will be, subject to "good manufacturing practices" regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturer of Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Salagen Tablets or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Once obtained, any approval may be withdrawn. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory process, the FDA may impose sanctions, including:

  .  marketing or manufacturing delays;

  .  warning letters;

  .  fines;

  .  product recalls or seizures;

  .  injunctions;

  . refusal of the FDA to review pending market approval applications or supplements to approval applications;

  .  total or partial suspension of production;

  .  civil penalties;

  .  withdrawals of previously approved marketing applications; or

  .  criminal prosecutions.

We derive additional product revenues from co-promotion arrangements. If these arrangements terminate for any reason, our revenues will be adversely affected.

In 1999, we entered into agreements with Pharmacia & Upjohn Company to co-promote Azulfidine EN-tabs(R) in the United States and with Connetics Corporation to co-promote Luxiq(TM) and Ridaura(R) in the United States. These co-promotion arrangements provide us with revenue to fund our operations. The initial term of our agreement with Connetics for the co-promotion of Ridaura expires in September 2000 and we cannot assure you that it will be extended or renewed. We have no control over how our co-promotion partners run their own businesses, and existing or future co-promotion partners may pursue and develop drugs which compete with our co-promoted products. If our co-promotion partners terminate these arrangements for any reason, or if we fail to successfully co-promote these products, our revenues could be adversely affected.

Our business strategy depends on our ability to identify, acquire and develop mid to late-stage product candidates and identify and acquire approved products.

As part of our business strategy we plan to identify, acquire and develop mid to late-stage product candidates and identify and acquire approved products for markets that we can reach through our marketing and distribution channels. If we fail to acquire, develop and commercialize additional products or product candidates, or fail to promote or market commercially successful products, our future business and results of operations could be materially and adversely affected. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire such products or product candidates. We may not be able to acquire rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire. In addition, we may acquire new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

If we are unable to enter into and maintain relationships with third-party collaborators, our research and development costs may increase, and we may not be able to develop any of our product candidates in a timely manner, if at all.

We have entered into relationships with third-party collaborators, including manufacturers, to assist us in the development of our product candidates. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the product candidate or the research program covered by the agreement and may be required to devote additional funds or other resources to these activities. Furthermore, if we are unable to enter into alternative arrangements to continue these activities, or are unable to continue these activities on our own, we may be required to terminate the development program.

Our continued success will depend in large part upon the efforts of outside parties. For the research, development, manufacture and commercialization of our products, we will likely enter into various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot assure you that:

  . we will be able to negotiate acceptable collaborative arrangements to develop or commercialize our products;

  .  any arrangements with third-parties will be successful;

  . current or potential collaborators will not pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products; or

  . the FDA will believe that our third-party manufacturers are in compliance with good manufacturing practice requirements, which could interrupt product supply or result in recall of previously distributed products.

We rely on multinational and foreign pharmaceutical companies to develop and commercialize our products and product candidates in markets outside the United States.

Our strategy for commercialization of our products in foreign markets is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the marketing of Salagen Tablets in markets outside the United States. We have entered into an agreement with Dainippon Pharmaceutical Co., Ltd. for the development and commercialization of irofulven in Japan. Revenues from strategic alliances typically include milestone payments and payments based on product sales. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, our business could be adversely affected.

In April 2000, we entered into an agreement with CIBA Vision AG to replace Chiron B.V. as our partner for the sale of Salagen Tablets in Europe. During the transition of regulatory and marketing responsibilities from Chiron B.V. to CIBA Vision AG, issues may arise that could delay CIBA Vision's commercialization plans for Salagen Tablets.

We depend upon licensing revenue from our marketing partners for a material portion of our total revenue. Future licensing revenues from these partners will likely fluctuate from quarter to quarter and year to year depending on:

  .  the achievement of milestones by us or our partners;

  .  the amount of product sales and royalty generating activities; and

  .  the timing of initiating additional licensing relationships.

We believe that our partners in these alliances have an economic motivation to perform their contractual responsibilities, but we cannot control the amount and timing of resources they devote to these activities. The terms of these alliances generally provide that they may be terminated prior to their expiration under circumstances that may be outside our control. The early termination of one or more of these strategic alliances could materially and adversely affect our business, financial condition and results of operations. There is a risk that we will not be able to negotiate additional strategic alliances on acceptable terms or that such future alliances will not be successful.

If we fail to compete successfully with our large, multinational competitors, our revenues and operating results will be harmed.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, MedImmune Oncology, Inc. and Snow Brand Milk Products Co. Ltd. have drugs that are approved for sale and compete in the same markets as Salagen Tablets. Other pharmaceutical companies are developing products which, if approved by the FDA, will compete directly with Salagen Tablets. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms which Salagen Tablets treat. If a product developed by a competitor is more effective than our product, or priced less than our product, then our business, financial condition and results of operations could be materially and adversely affected.

If we fail to obtain additional capital to grow our business, we may be unable to complete our product acquisition, licensing and development programs.

Even with the proceeds from this offering, we may need to raise additional funds for various reasons including the following:

  .  to fully develop irofulven and other acylfulvene analogs;

  .  to acquire or license additional products;

  .  to develop products we have acquired;

  .  to support the marketing and sales of additional products;

  .  to obtain necessary working capital; and

  .  to fund operating losses.

We may seek additional funding through public and private financing, including equity and debt financing. Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our business could be harmed.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our business may suffer. In particular, we depend on the services of Charles N. Blitzer, our President and Chief Executive Officer, William C. Brown, our Chief Financial Officer and Secretary, Leon O. Moulder, Jr., our Executive Vice President and John R. MacDonald, Ph.D., our Vice President of Research and Development. For us to pursue product development, marketing and commercialization plans, we will need to hire additional qualified scientific personnel to perform research and development. We will also need to hire personnel with expertise in clinical testing, government regulation, manufacturing, sales, marketing and finance. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our business will suffer.

If we are unable to keep up with rapid technological changes in the pharmaceutical or biotechnology industries, we may be unable to continue our operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. Technological development by others may result in our products becoming obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which would materially and adversely affect our business, financial condition and results of operations.

If we are unable to obtain intellectual property protection, or protect our proprietary technology, we may be unable to compete effectively.

Our ability to compete effectively with other companies will depend, in part, on our ability to:

  .  maintain the proprietary nature of our products; and

  .  obtain patent and other proprietary rights.

We were awarded orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjogren's syndrome. Orphan designation provides market exclusivity for seven years after the product is approved for marketing. Our orphan drug protection for Salagen Tablets will expire in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and in 2005 for the Sjogren's syndrome indication. Upon expiration of our orphan drug protection for Salagen Tablets, we may face competition from manufacturers of generic versions of Salagen Tablets.

We hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights including: (1) acylfulvene analogs, including irofulven and use of irofulven as a cancer therapy agent; (2) the method of treating tumors using acylfulvene analogs; and (3) synthetic methods for preparing acylfulvenes. The license applicable to these technologies is subject to certain statutory rights held by the U.S. Government.

Even though we have licensed patents pertaining to acylfulvene analogs, methods of treating tumors using such analogs and synthetic methods for preparing acylfulvenes, this does not mean that we have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes.

Our competitive position also depends, in part, on our ability to:

  .  enforce our patent rights; and

  .  operate without infringing upon the proprietary rights of others.

We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

It is possible that our core technologies or activities taken in the course of developing or selling our products will infringe the patents of others. In the event that our technologies infringe the patents or violate other proprietary rights of third parties and those patents or rights are enforceable, we and our corporate partners may be prevented from pursuing product development or commercialization. The laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

  .  these confidentiality agreements will be breached;

  .  we will not have adequate remedies for any breach of these agreements;

  .  our trade secrets will otherwise become known; or

  . our trade secrets will be independently discovered and used by competitors.

If the validity of our patents or other proprietary rights are successfully challenged, our business will suffer.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. The defense and prosecution of intellectual property lawsuits, United States Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and internationally involve complex legal and factual questions. As a result, such proceedings are costly and time-consuming to pursue and their outcome is uncertain. Litigation may be necessary to:

  .  enforce our issued and licensed patents;

  .  protect trade secrets or know-how that we own or license; or

  . determine the enforceability, scope and validity of the proprietary rights of others.

If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially favorable terms, if at all. Therefore, we and our collaborative partners may be restricted or prevented from manufacturing and selling products employing our acylfulvene technology or our other proprietary technologies.

In some cases, litigation or other proceedings may be necessary to defend against or to assert claims of infringement, to enforce patents issued to us or our licensors, to protect trade secrets, know-how or other intellectual property rights owned by us, or to determine the scope and validity of the proprietary rights of third parties. This litigation could result in substantial costs to us. An adverse outcome in this litigation or proceeding could subject us to significant liabilities, requiring us to cease using the technology or to license the technology from the third party. This could have a material, adverse effect on our business, financial condition and results of operations.

If the use of one of our products harms people, we may be subject to costly and damaging product liability claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover any potential claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us would have a material, adverse effect on our business, financial condition and results of operations.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. We cannot assure you that any waivers we may obtain will protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could have a material, adverse effect on our business, financial condition and results of operations.

If we are required to issue a product recall, our future business, results of operations and financial condition could be harmed.

Product recalls may be issued at our discretion or at the discretion of the FDA or other government agencies having regulatory authority for product sales. Product recalls may occur due to manufacturing issues, safety concerns or other reasons. Although none of our products have been recalled, we cannot assure you that product recalls will not occur in the future. We do not carry any insurance to cover the risk of a product recall. Any product recall could materially, adversely affect our business, financial condition and results of operations.

If we are unable to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations, our business, results of operations and financial condition could be harmed.

Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Salagen Tablets generally have been eligible for reimbursement from third-party payors, however, third-party payors are increasingly challenging the pricing of medical products and services. There is much uncertainty as to the pricing flexibility pharmaceutical companies will have with respect to newly approved healthcare products. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. Cost controls could also prevent the recovery of potentially substantial development costs and an appropriate profit margin. This would have a material, adverse effect on our business, financial condition and results of operations.

There is also much uncertainty about the reimbursement status of healthcare products. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations. Although third-party reimbursement is not currently an issue for us, there is a risk that reimbursement will not be available in the future for our products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our business, financial condition and results of operations would be materially, adversely affected. A number of legislative and regulatory proposals aimed at changing the nation's healthcare system have been proposed in recent years. Although we cannot predict whether any of these proposals will be adopted, these proposals, if enacted, could have a material, adverse effect on our business, financial condition and results of operations. In certain countries, the sales price of a product must also be approved after marketing approval is granted. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our operations, and the operations of our third party contractors, involve hazardous materials which could expose us to liability if environmental damage occurs.

Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially, adversely affect our business, financial condition and results of operations.

                         Risks Related to This Offering

Our stock price is volatile which may result in significant losses to shareholders.

There has been significant volatility in the market prices of pharmaceutical and biotechnology companies' securities. Various factors and events may have a significant impact on the market price of our common stock. These factors include:

  .  fluctuations in our operating results;

  . announcements of technological innovations or new, commercial, therapeutic products by us or our competitors;

  .  published reports by securities analysts;

  .  positive or negative progress with our clinical trials;

  .  governmental regulation, including healthcare reimbursement policies;

  .  developments in patent or other proprietary rights;

  .  developments in our relationship with collaborative partners;

  .  public concern as to the safety and efficacy of our products; and

  .  general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Broad market fluctuations may also adversely affect the market price of our common stock.

The total price you will pay for our common stock in the offering will be much more than the value of our assets after subtracting our liabilities.

The price you will pay for our common stock will be much more than the book value per share of our outstanding common stock after the offering. Accordingly, you will suffer immediate and substantial dilution of your investment. In the past, we have issued options and warrants to buy our common stock at prices below the offering price. You will experience further dilution upon the exercise of outstanding stock options and warrants.

Future sales of our common stock could cause the market price of our common stock to decline.

If our existing shareholders or holders of securities exercisable for our common stock sell a substantial number of these shares in the public market during a relatively short period, our stock price may be depressed. Following the offering, 16,408,801 shares of our common stock will be outstanding. All the shares sold in the offering will be freely tradable, except for any shares purchased by an affiliate of ours, which would be subject to the limitations of Rule 144 under the Securities Act of 1933. In addition, our directors, officers and certain employees and shareholders beneficially owning an aggregate of 1,772,067 shares, have agreed not to sell their shares for 90 days following the offering. Upon expiration of this lock-up period, these shares may be sold in the open market.

As of April 30, 2000, we have granted options to purchase an aggregate of 2,259,090 shares of our common stock under our stock option plans of which 934,552 were exercisable. Substantially all of these options have exercise prices below the current market price of our common stock. If the exercise prices of these options are less than the net tangible book value of our common stock at the time these options are exercised, our stockholders will experience an immediate dilution in the net tangible book value of their investment.

In addition, we may issue additional common stock, warrants or options to raise capital in the future or compensate employees or third parties. We regularly examine opportunities to expand our technology base through means such as licenses, joint ventures and acquisition of assets or ongoing businesses and may issue securities in connection with these transactions. We may also issue additional securities in connection with our stock option plans.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

  .  advance notice requirements for shareholder proposals and nominations;
     and

  . the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or "poison pill," which enables our board of directors to issue preferred stock purchase rights triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested stockholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if stockholders would receive an attractive value for their shares or if a significant number of our stockholders believed such a proposed transaction to be in their best interest. As a result, stockholders who desire to participate in such a transaction may not have the opportunity to do so.

Our management will have broad discretion as to the use of proceeds of this offering.

Our management will have broad discretion regarding how we use the net proceeds of this offering. You will be relying on the judgment of management regarding the application of the proceeds of the offering. The results and effectiveness of our use of the proceeds from this offering are uncertain.

                           FORWARD-LOOKING STATEMENTS

This prospectus contains certain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this prospectus, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in this prospectus.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We have no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

We estimate our net proceeds from the sale of our common stock in this offering, at a public offering price of $18.00 per share and after deducting placement commissions and estimated offering expenses payable by us, will be approximately $16.5 million.

We intend to use the net proceeds from this offering to fund research and development, product commercialization, potential product acquisitions, product development opportunities, working capital and other general corporate purposes. We have discussions on an ongoing basis regarding potential acquisitions and in-licensing opportunities that are complementary to our business. Although we may use a portion of the net proceeds for this purpose, we currently have no agreements or commitments in this regard. We reserve the right, at the sole discretion of our Board of Directors, to reallocate our use of proceeds in response to these and other factors. Pending these uses, we intend to invest the net proceeds from this offering in interest-bearing, investment-grade securities.

                          PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol MOGN. The following table shows the high and low sale prices for the periods indicated, as reported on the Nasdaq National Market. The prices shown represent inter-dealer prices, without retail mark-up, mark-down or commission, and may not represent actual transactions.

As of March 31, 2000, we had 771 record holders of our common stock. The closing sale price of our common stock on May 18, 2000 was $20.13 per share.

                                                                  Common Stock
                                                                   Sale Price
                                                                  -------------
                                                                   High   Low
                                                                  ------ ------
Year Ended December 31, 1998
First Quarter.................................................... $ 8.13 $ 3.69
Second Quarter................................................... $24.00 $ 6.50
Third Quarter.................................................... $ 9.13 $ 4.63
Fourth Quarter................................................... $13.00 $ 5.75
Year Ended December 31, 1999
First Quarter.................................................... $13.88 $ 7.00
Second Quarter................................................... $12.13 $ 8.25
Third Quarter.................................................... $14.75 $10.00
Fourth Quarter................................................... $14.38 $ 9.75
Year Ended December 31, 2000
First Quarter.................................................... $54.75 $11.50
Second Quarter (through May 18, 2000)............................ $42.50 $14.88

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain future earnings to fund the development and growth of our business.

                                 CAPITALIZATION
                (in thousands, except share and per share data)

The following table shows our actual and as adjusted capitalization at March 31, 2000, as described below. The As Adjusted column gives effect to the issuance and sale of 1,000,000 shares of our common stock in this offering at a public offering price of $18.00 per share and the receipt of the proceeds from the offering, after deducting placement commissions and estimated offering expenses. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes, which are included elsewhere in this prospectus.

                                                        As of March 31, 2000
                                                        -----------------------
                                                                        As
                                                          Actual     Adjusted
                                                        ----------  -----------
Cash, cash equivalents and short-term investments...... $   26,823  $   43,290
                                                        ==========  ==========
Long-term debt obligations............................. $      --   $      --
                                                        ----------  ----------
Stockholders' equity:
 Preferred stock, $.10 par value; 10,000,000 shares
  authorized; no shares issued and outstanding, actual
  and as adjusted; 1,000,000 shares preferred stock
  designated as Series A junior participating preferred
  stock, $.10 par value; no shares issued and
  outstanding, actual and as adjusted..................        --          --
 Common stock, $.01 par value; 30,000,000 shares
  authorized; 15,408,801 shares issued and outstanding
  actual; and 16,408,801 shares issued and outstanding
  as adjusted..........................................        154         164
 Additional paid-in capital............................     97,242     113,699
 Accumulated deficit...................................    (68,844)    (68,844)
                                                        ----------  ----------
  Total stockholders' equity...........................     28,552      45,019
                                                        ----------  ----------
    Total capitalization............................... $   28,552  $   45,019
                                                        ==========  ==========

The number of shares of common stock issued and outstanding, as adjusted, is based on shares outstanding on March 31, 2000. It excludes 2,252,015 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $10.37 per share.

                            SELECTED FINANCIAL DATA
                     (in thousands, except per share data)

The following selected financial data should be read together with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing in this prospectus. The selected statement of operations data shown below for the years ended December 31, 1997, 1998 and 1999 and the balance sheet data as of December 31, 1998 and 1999 are derived from our audited financial statements included in this prospectus. The selected statement of operations data shown below for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. The selected financial data as of and for the three months ended March 31, 1999 and 2000 are derived from our unaudited financial statements included in this prospectus. These financial statements are unaudited but have been prepared on the same basis as our audited financial statements and, in our opinion, contain all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial information shown in these statements. The operating results for the three months ended March 31, 2000 are not necessarily indicative of the results to be expected for the full year or for any future period.

                                                                       Three Months Ended
                                  Year Ended December 31,                   March 31,
                          ------------------------------------------ -----------------------
                           1995     1996     1997     1998    1999      1999        2000
                          -------  -------  -------  ------- ------- ----------- -----------
                                                                     (unaudited) (unaudited)
Statement of Operations
 Data:
 Revenues:
 Sales..................  $ 4,607  $ 6,460  $ 9,345  $12,945 $18,643   $4,503      $4,566
 Promotion..............      --       --       --       756   1,088      125         250
 Licensing..............    7,758    2,335    3,275    3,342   4,955      872         754
 Interest and other.....      958      950      876      806     966      194         373
                          -------  -------  -------  ------- -------   ------      ------
                           13,323    9,745   13,496   17,849  25,652    5,694       5,943
 Costs and expenses:
 Cost of sales..........      772      678      768      939   1,209      308         304
 Selling, general and
  administrative........    7,859    7,659    9,339   10,989  12,713    3,173       3,521
 Research and
  development...........    7,266    7,865    4,989    5,302   6,677    1,461       1,804
                          -------  -------  -------  ------- -------   ------      ------
                           15,897   16,202   15,096   17,230  20,599    4,942       5,629
                          -------  -------  -------  ------- -------   ------      ------
 Income (loss) before
  taxes.................   (2,574)  (6,457)  (1,600)     619   5,053      752         314
 Provision for income
  taxes.................       40      165      185      205     321       69          61
                          -------  -------  -------  ------- -------   ------      ------
 Net income (loss)......  $(2,614) $(6,622) $(1,785) $   414 $ 4,732   $  683      $  253
                          =======  =======  =======  ======= =======   ======      ======
 Net income (loss) per
  common share:
 Basic..................  $ (0.21) $ (0.50) $ (0.13) $  0.03 $  0.32   $ 0.05      $ 0.02
 Assuming dilution......  $ (0.21) $ (0.50) $ (0.13) $  0.03 $  0.30   $ 0.04      $ 0.02
 Weighted average number
  of common shares
  outstanding:
 Basic..................   12,509   13,179   14,116   14,368  14,742   14,575      15,217
 Assuming dilution......   12,509   13,179   14,116   14,966  15,633   15,475      16,831

                                      As of December 31,                   As of March 31,
                         ------------------------------------------------  ---------------
                           1995      1996      1997      1998      1999         2000
                         --------  --------  --------  --------  --------  ---------------
                                                                             (unaudited)
Balance Sheet Data:
 Cash, cash equivalents
  and short-term
  investments........... $ 17,979  $ 17,888  $ 15,056  $ 17,081  $ 24,151     $ 26,823
 Working capital........   15,973    15,820    13,981    16,096    23,240       27,009
 Total assets...........   20,515    20,163    18,191    21,122    28,974       32,710
 Total liabilities......    3,783     3,796     3,172     4,011     4,329        4,158
 Accumulated deficit....  (65,836)  (72,458)  (74,243)  (73,828)  (69,097)     (68,844)
 Total stockholders'
  equity................   16,732    16,367    15,019    17,111    24,645       28,552

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a pharmaceutical company focused on the acquisition, development, commercialization and marketing of differentiated, specialty pharmaceutical products that address unmet medical needs. Our current product portfolio is comprised of prescription products that address special needs in the fields of cancer and rheumatology, however, we may expand into other medical fields as our business grows. We focus our sales efforts solely in the United States and create partnerships with other pharmaceutical or biotechnology companies for our products in other countries.

We promote products directly to physicians in the United States using our own specialty sales force. These products include our Salagen(R) Tablets (pilocarpine hydrochloride) and Didronel(R) I.V. Infusion (etidronate disodium), and three co-promoted products, Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets), Ridaura(R) (auranofin) and Luxiq(TM) (betamethasone valerate) Foam, 0.12%. Salagen Tablets are approved in the United States for two indications: symptoms of radiation-induced dry mouth in head and neck cancer patients, and the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the salivary glands. Sales of Salagen Tablets in the United States accounted for 97 percent of our product sales during 1999. Didronel I.V. Infusion is used to treat hypercalcemia (elevated blood calcium) in cancer patients. Co-promoted products continue to be owned and distributed by the co-promotion partners, so we recognize promotion fee revenue, rather than product sales revenue for these products. We began our co-promotion relationships in 1999 for Azulfidine EN-tabs and Ridaura for the treatment of rheumatoid arthritis and Luxiq for the treatment of dermatosis. Outside the United States, we commercialize our products through various alliances from which we recognize licensing revenues, and have agreements with several international pharmaceutical companies to develop and commercialize Salagen Tablets in Europe, Canada and Japan.

Our current product development efforts include preclinical and clinical studies for irofulven, the lead product candidate in our novel family of proprietary cancer therapy compounds called the acylfulvenes. Exclusive rights in Japan to irofulven and the other acylfulvene analogs were granted to Dainippon under a development and commercialization agreement in 1995. We also provide ongoing clinical support of Salagen Tablets. We rely on third-parties to manufacture our commercialized and development stage products.

Results of Operations

Three Months Ended March 31, 2000 Compared to Three Months Ended March 31, 1999

Revenues

Sales: Total sales revenue increased one percent from $4,502,943 in the first quarter of 1999 to $4,566,295 in the first quarter of 2000. The modest increase in sales revenue was due to an increase in the price of Salagen Tablets in December 1999, offset by a decrease in unit sales.

Sales of Salagen Tablets in the United States provided 98 percent of our product sales in the first quarter of 2000. As is common in the pharmaceutical industry, our domestic sales are made to pharmaceutical wholesalers for further distribution through pharmacies to the ultimate consumers of our products. We believe that the flat growth in sales of Salagen Tablets from the first quarter of 1999 to the first quarter of 2000 is a result of increased fourth quarter retail purchasing that was consistent with building inventories in anticipation of potential interruption in supply related to Year 2000 concerns, and moderating growth in the demand for Salagen Tablets. We do not expect growth in sales of Salagen Tablets to continue at historic rates due to competition from new products, and moderating growth in the Sjogren's syndrome portion of the market.

Promotion: Promotion revenue increased 100 percent from $125,000 in the first quarter of 1999 to $250,000 in the first quarter of 2000. This increase reflects promotion revenue from different product relationships between 1999 and 2000. In 1999, we concluded our promotion of INFeD(R) under an agreement with Schein Pharmaceutical, resulting in a minimum quarterly payment of $125,000 in the first quarter of 1999. Promotion revenue in 2000 reflects payments for the marketing of Ridaura under an agreement with Connetics Corporation. We have not yet recognized revenue for two other products: Luxiq, which we promote under an agreement with Connetics Corporation, and Azulfidine EN-tabs, which we promote under an agreement with the Pharmacia & Upjohn Company. The Ridaura agreement continues through September 30, 2000.

Licensing: Licensing revenue decreased 14 percent from $871,716 in the first quarter of 1999 to $753,670 in the first quarter of 2000. The decrease is due to lower royalties related to our former agricultural business. Revenue from international partners for Salagen Tablets was flat from the first quarter of 1999 to the first quarter of 2000. In an effort to improve the promotion of Salagen Tablets, we entered into an agreement with CIBA Vision AG in April 2000 for the sale of Salagen Tablets in Europe. Future licensing revenues will likely fluctuate between years and from one quarter to another depending on the achievement of milestones by us or our partners, the level of recurring royalty generating activities, and the timing of initiating additional licensing relationships. Quarterly licensing payments from Dainippon concluded with a $100,000 payment in April 2000.

Interest and other: Interest and other income increased 92 percent from $194,523 in the first quarter of 1999 to $372,846 in the first quarter of 2000. The increase is a result of an increase in the average amount of funds available for investment and an increase in the investment yield.

Costs and Expenses

Cost of sales: Cost of sales decreased one percent from $307,878 in the first quarter of 1999 to $304,071 in the first quarter of 2000. Although sales revenue increased from the first quarter of 1999 to the first quarter of 2000, cost of sales decreased as a result of a change in the product mix between quarters. The first quarter of 1999 included lower margin sales to international strategic partners for Salagen Tablets. We believe that cost of sales as a percent of product sales should continue within its recent annual range of five to eight percent for our commercialized products.

Selling, general and administrative: Selling, general and administrative expenses increased 11 percent from $3,173,496 in the first quarter of 1999 to $3,520,584 in the first quarter of 2000. The increase resulted from costs associated with the expansion of the size of our U.S. based sales organization by approximately two-thirds near the end of the first quarter of 2000. This expansion is expected to significantly increase total SG&A costs for the rest of 2000.

Research and development: Research and development expense increased 24 percent from $1,460,905 in the first quarter of 1999 to $1,804,218 in the first quarter of 2000. The increase reflects the larger costs for the development of irofulven. Enrollment in three Phase 2 clinical trials, sponsored by us, began in 1998, and has increased throughout 1999 and the first quarter of 2000. These trials are designed to evaluate the efficacy and safety of irofulven for the treatment of patients with ovarian, pancreatic, or prostate cancer who are refractory to current therapies. In addition, we continue to provide clinical supplies of irofulven for clinical trials sponsored by the NCI. We intend to initiate a pivotal Phase 3 clinical trial program by the end of 2000 that could, if successful, become the fundamental basis of a NDA submission to the FDA for irofulven. Conduct of these studies is expected to substantially increase research and development costs in 2000 and beyond. Further, emerging data suggests multiple development paths may be warranted with irofulven. We expect research and development to increase significantly in the next few years as we pursue multiple development paths with irofulven.

Tax expense: Our effective tax rate was nine percent in the first quarter of 1999, and 20 percent in the first quarter of 2000. These tax rates reflect a ten percent foreign tax rate on Dainippon licensing payments and a two percent tax rate for alternative minimum tax.

Net Income

Net income of $682,965 in the first quarter of 1999 compares to net income of $252,659 in the first quarter of 2000. The decrease in net income was a result of a 14 percent increase in costs and expenses, paired with a four percent increase in revenues. During the next several years, we intend to direct our efforts toward activities designed to grow long-term revenues, including expanded development of irofulven and other product candidates. Increased spending on these initiatives and others may not allow us to remain profitable on a consistent basis.

Years Ended December 31, 1997, 1998 and 1999

Revenues

Sales: Total sales revenues increased 39 percent from $9,344,548 in 1997 to $12,944,620 in 1998, and increased 44 percent to $18,643,168 in 1999. The increases primarily reflect more sales of Salagen Tablets due to broader demand for the product, following FDA approval of Salagen Tablets as a treatment of Sjogren's syndrome symptoms in February 1998. Product sales of Salagen Tablets in the United States provided 92 percent of our product sales in 1997, 95 percent in 1998, and 97 percent in 1999.


Promotion: Promotion revenue was first recognized in 1998 and totaled $756,326 in that year. Promotion revenue increased 44 percent to $1,087,852 in 1999. In 1998, we were promoting INFeD(R) under an agreement with Schein Pharmaceutical. In 1999, we concluded our promotional activities with Schein, and entered into promotion agreements with Pharmacia & Upjohn Company for Azulfidine EN-tabs and Connetics Corporation for Ridaura and Luxiq. Under the Schein agreement, we earned a minimum promotion fee of $125,000 per quarter, plus an additional fee of $250,000 in the first quarter of 1998 resulting from an amendment to the contract. We concluded our promotional activity with Schein at the end of the first quarter of 1999, resulting in a final minimum quarterly payment of $125,000 in the first quarter of 1999, and reduced promotion payments for the remaining quarters of 1999.

Licensing: Licensing revenue increased two percent from $3,275,375 in 1997 to $3,341,568 in 1998, and increased 48 percent to $4,954,468 in 1999. The increase from 1997 to 1998 was due to an increase in contract minimum payments for Salagen Tablets in Canada, and a scheduled increase in quarterly licensing payments from Dainippon for continuing acylfulvene rights in Japan. The increase from 1998 to 1999 was due to approximately $500,000 in non-recurring royalties from a retroactive broadening of the royalty base on herbicide resistant crop technology from our former agricultural business, an increase in revenue from international Salagen Tablets relationships, and a scheduled increase in quarterly licensing payments from Dainippon. We believe the increases in Salagen licensing revenue from international partners were not reflective of underlying product demand and may not be recurring. In 1999, we received $2,200,000 of licensing revenue related to quarterly licensing payments from Dainippon. These payments are scheduled to conclude with a $100,000 payment in the second quarter of 2000, which would result in recognition of $650,000 during 2000 related to these payments.

Interest and other: Interest and other income decreased eight percent from $875,906 in 1997 to $805,996 in 1998, but increased 20 percent to $966,434 in
1999. The average amount of funds available for investment has increased from 1997 through 1999. However, the yield on investments has decreased over the same period. This resulted in decreased interest and other income from 1997 to 1998. In 1999, the effect of the decreased investment yield was more than offset by an approximate $7,000,000 increase in funds available for investment.

Costs and Expenses

Cost of sales: Cost of sales increased 22 percent from $767,680 in 1997 to $938,628 in 1998, and increased 29 percent to $1,208,650 in 1999. Both changes reflect increased unit sales of Salagen Tablets.

Selling, general and administrative: Selling, general and administrative expenses increased 18 percent from $9,339,110 in 1997 to $10,989,017 in 1998, and increased 16 percent to $12,713,287 in 1999. The 1998 increase resulted from an increase in selling and promotion costs in conjunction with the April 1998 launch of Salagen Tablets as a treatment for symptoms of dry mouth from Sjogren's syndrome. The 1999 increase also resulted from further increased selling and promotion costs for Salagen Tablets; $525,000 in expenses associated with non-recurring retirement and separation agreements; expenses related to relocation and recruiting for sales, marketing and business development positions; and costs related to our move to a new office location.

Research and development: Research and development expense increased six percent from $4,988,584 in 1997 to $5,301,578 in 1998, and increased 26 percent to $6,677,435 in 1999. The increases reflect increasing costs for the development of irofulven, the lead product candidate in our novel family of proprietary cancer therapy compounds called the acylfulvenes. During 1998, development of irofulven progressed from Phase 1 clinical trials to larger and more expensive Phase 2 clinical trials. Enrollment in three Phase 2 clinical trials sponsored by us began in 1998, and has increased during 1999. These studies evaluate the efficacy and safety of irofulven for the treatment of patients with ovarian, pancreatic or prostate cancer who are refractory to current therapies. In addition, we continued to provide clinical supplies of irofulven for clinical studies sponsored by the NCI.

Tax expense: Over the past three years, our effective tax rate has ranged from a negative 3.7 percent to a positive 33.1 percent, which reflects a ten percent foreign tax rate on the Dainippon licensing payment and a two percent tax rate for alternative minimum tax.

In 1999, we had net income of $4,731,499. However, we have a history of losses, and as of December 31, 1999 we had an accumulated deficit of $69,096,849. Our ability to sustain profitable operations is uncertain, and therefore, we will continue to maintain a valuation allowance against this deferred tax asset.

Net Income (Loss)

Although we had a net loss of $1,784,545 in 1997, we produced net income of $414,287 in 1998, and net income of $4,731,499 in 1999. The increases in net income are due to an increase in total revenues of 32 percent from 1997 to 1998, and 44 percent from 1998 to 1999. Costs and expenses increased 14 percent from 1997 to 1998, and increased 20 percent from 1998 to 1999.

Liquidity and Capital Resources

At March 31, 2000, we had cash and investments of $26,823,474 and working capital of $27,009,359 compared with $24,150,573 and $23,239,905, respectively, at December 31, 1999. For the three month period ended March 31, 2000, we received $3,647,606 in cash from issuance of shares under stock award plans, and used $766,246 of cash to fund our operating activities. We purchased $208,459 in equipment and furniture, primarily related to the expansion of our commercial organization.

For the year ended December 31, 1999, we generated $5,662,542 of cash from our operating activities and received $2,174,583 in cash from issuance of shares under stock award plans. We purchased $783,501 of equipment and furniture in 1999, primarily related to our move to a new office location.

Cash in excess of current operating needs is invested in money market instruments in accordance with our investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry. We believe we have sufficient cash and investments to fund our current operations through the end of 2000. However, substantial amounts of capital are required for pharmaceutical development and commercialization efforts. For continued development and commercialization of irofulven and Salagen Tablets and acquisition and development of product candidates, we plan to utilize cash provided from product sales, collaborative arrangements and existing liquid assets. We may also seek other sources of funding, including additional equity or debt issuances.

Selected Quarterly Operating Results

The following table shows our unaudited financial information for each of the quarters in the nine quarter period ended March 31, 2000. In our opinion, this unaudited quarterly information has been prepared on the same basis as the audited financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented, when read in conjunction with the financial statements and notes included elsewhere in this prospectus. We believe that quarter-to-quarter comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

                                                             Three Months Ended
                    ------------------------------------------------------------------------------------------------------
                    March 31, June 30,  September 30, December 31, March 31, June 30, September 30, December 31, March 31,
                      1998      1998        1998          1998       1999      1999       1999          1999       2000
                    --------- --------  ------------- ------------ --------- -------- ------------- ------------ ---------
                                                    (in thousands, except per share data)
Revenues:
 Sales............   $ 2,629  $ 3,260      $ 3,274      $ 3,781     $ 4,503  $ 4,754     $ 4,272      $ 5,114     $4,566
 Promotion........       375      125          125          131         125      250         250          463        250
 Licensing........       621      694        1,072          956         872    1,037       1,290        1,756        754
 Interest and
  other...........       187      200          209          210         194      211         270          291        373
                     -------  -------      -------      -------     -------  -------     -------      -------     ------
                       3,812    4,279        4,680        5,078       5,694    6,252       6,082        7,624      5,943
                     -------  -------      -------      -------     -------  -------     -------      -------     ------
Costs and
 expenses:
 Costs of sales...       207      293          216          222         308      254         259          387        304
 Selling, general
  and
  administrative..     2,414    2,650        2,712        3,213       3,173    3,570       2,924        3,046      3,521
 Research and
  development.....     1,238    1,357        1,317        1,390       1,461    1,747       1,871        1,599      1,804
                     -------  -------      -------      -------     -------  -------     -------      -------     ------
                       3,859    4,300        4,245        4,825       4,942    5,571       5,054        5,032      5,629
                     -------  -------      -------      -------     -------  -------     -------      -------     ------
Income (loss)
 before tax.......       (47)     (21)         435          253         752      681       1,028        2,592        314
Provision for
 income tax.......        50       50           50           55          69       70          75          107         61
                     -------  -------      -------      -------     -------  -------     -------      -------     ------
Net income
 (loss)...........   $   (97) $   (71)     $   385      $   198     $   683  $   611     $   953      $ 2,485     $  253
                     =======  =======      =======      =======     =======  =======     =======      =======     ======
Net income (loss)
 per common share:
 Basic............   $ (0.01) $ (0.00)     $  0.03      $  0.01     $  0.05  $  0.04     $  0.06      $  0.17     $ 0.02
 Assuming
  dilution........   $ (0.01) $ (0.00)     $  0.03      $  0.01     $  0.04  $  0.04     $  0.06      $  0.16     $ 0.02
Weighted average
 number of common
 shares:
 Basic............    14,207   14,326       14,452       14,478      14,575   14,647      14,819       14,931     15,217
 Assuming
  dilution........    14,207   14,326       15,020       15,321      15,475   15,549      15,733       15,779     16,831

Market Risk Considerations

Our operations are not subject to risks of material foreign currency fluctuations, nor do we use derivative financial instruments in our investment practices. We place our investments in instruments that meet high credit quality standards, as specified in our investment policy guidelines. We do not expect material loss with respect to our investment portfolio or exposure to market risks associated with interest rates.

New Accounting Pronouncements

In December 1999, the Securities and Exchange Commission, or SEC, staff issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin will alter the revenue recognition stream for future strategic agreements; certain receipts will be initially capitalized, then amortized into revenue over a period of time.

Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging activities," (as amended by SFAS 137 with respect to the effective date) will be effective for us in January 2001. SFAS 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. These market value adjustments are to be included either in net earnings or loss in the statement of operations or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. We do not believe that SFAS 133 will have a material impact on the company.

                                    BUSINESS

Overview

We are a pharmaceutical company focused on the acquisition, development and commercialization of drugs primarily for the treatment of cancer and rheumatology disorders. We currently market and promote five products through our 41-person specialty sales force. Our primary commercial product, Salagen(R) Tablets, accounted for approximately 97 percent of our product sales in 1999. We market Salagen Tablets in the United States to oncologists as a treatment for the symptoms of radiation-induced xerostomia, commonly known as chronic dry mouth, in head and neck cancer patients. We also market Salagen Tablets in the United States as a treatment for the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease. In 1999, we generated revenues from product sales of approximately $18.6 million. We focus our sales and marketing efforts solely within the United States and create alliances with other pharmaceutical or biotechnology companies for the sales and marketing of our products in other countries.

Our current product development efforts include preclinical and clinical studies of irofulven, the lead cancer therapy product candidate from our proprietary family of compounds, called acylfulvenes. Irofulven is currently being tested in nine Phase 2 clinical trials and four Phase 1 clinical trials for the treatment of various cancers. Based on our analysis of the interim results from three of our leading Phase 2 trials of irofulven, we believe that irofulven is well-tolerated for a chemotherapeutic and potentially active as an anti-tumor agent for the treatment of ovarian, pancreatic and prostate cancers. We intend to initiate a pivotal Phase 3 clinical trial program for irofulven by the end of 2000.

Business Strategy

Our goal is to become a leading pharmaceutical company serving well-defined markets. We are initially focused on serving the oncology and rheumatology markets. The key elements of our strategy are to:

    . Develop and Commercialize Irofulven for Various Cancers. A substantial portion of our efforts over the next few years will be devoted to the further development, approval and commercialization of irofulven for the treatment of various cancers. We seek to develop irofulven for life threatening indications, such as refractory cancers, for which we believe irofulven would likely be eligible for expedited regulatory review. In addition, we plan to perform clinical trials to evaluate irofulven in cancers in non-refractory patients, with a goal of broadening irofulven's approved uses once it is approved for commercial sale. We also intend to investigate irofulven's efficacy as both a single therapeutic agent for various cancers as well as in combination with other cancer therapies. We intend to focus our direct sales and marketing efforts within the United States and to rely on partners to commercialize irofulven in other countries.

    . Focus Sales and Marketing Efforts on Well-Defined Markets. Our recently expanded 41-person specialty sales force is focused on marketing products in the United States to targeted patient and physician groups. We target therapeutic areas with physician populations that are relatively small in number and generally concentrated in urban areas. For example, we currently market Salagen Tablets in the United States to approximately 2,300 radiation oncologists and medical oncologists managing head and neck cancer patients and approximately 5,000 rheumatologists and internists managing Sjogren's syndrome patients. We intend to continue to pursue strategic collaborations with pharmaceutical and biotechnology companies to commercialize our current products and product candidates outside of the United States.

    . Expand Product Portfolio through Product Acquisitions and Co-promotion Arrangements. We maintain an active program to expand our product portfolio through product acquisition or co-promotion arrangements of complementary products. We focus on currently marketable pharmaceutical or mid to late-stage product candidates for which we believe we can most effectively use our expertise in sales and marketing and in product development. Through this strategy, we seek to reduce our risk of product failure, since these products have generally progressed beyond the initial discovery stage, passed preliminary toxicity testing, and have demonstrated early stage efficacy in early human clinical studies. For example:

             . we identified the active pharmaceutical ingredient for Salagen Tablets, pilocarpine hydrochloride, in the public domain and then developed and commercialized Salagen Tablets;

             .  we acquired Didronel(R) I.V. Infusion; and

             . we currently co-promote Azulfidine EN-tabs(R), Ridaura(R) and Luxiq(TM).

    .  Leverage Development and Commercialization Efforts through
       Outsourcing. To reduce overhead, control expenses and maintain strategic flexibility, we contract with third parties for a number of business activities, including:

             .  pre-clinical studies and clinical trials;

             .  clinical data analysis;

             .  product formulation;

             .  product manufacturing; and

             .  product distribution.

      By using contract manufacturers to produce our current products, which require relatively small and infrequent production runs, we control our investment in capital and manage the risks involved in pharmaceutical manufacturing. Similarly, by contracting with third parties to perform certain research needed to bring our products to market, we reduce expenses and risks associated with maintaining a research facility and retain flexibility to allocate resources as development programs evolve. We expect to continue to contract with third parties until it is necessary and economical to add such capabilities internally.

Commercialized Products

The following table summarizes the products, principal indications and commercial rights for the products we currently market or co-promote.


  Products    Principal Indications              Commercial Rights
  --------    ---------------------              -----------------
  Salagen     Symptoms of radiation-induced      MGI PHARMA--U.S.
   Tablets    xerostomia (chronic dry mouth)     Various partners--other countries
              in head and neck cancer patients
              Symptoms of dry mouth (and dry     MGI PHARMA--U.S.
              eye outside the U.S.) in Sjogren's Various partners--other countries syndrome patients
  Azulfidine  Rheumatoid arthritis               MGI PHARMA--co-promotes in the U.S.
   EN-tabs
  Ridaura     Rheumatoid arthritis               MGI PHARMA--co-promotes in the U.S.
  Luxiq       Dermatosis associated with         MGI PHARMA--co-promotes in the U.S.
              rheumatology conditions
  Didronel    Cancer-related hypercalcemia       MGI PHARMA--U.S.
   I.V.                                          MGI PHARMA--Canada
   Infusion

Salagen Tablets for the Treatment of the Symptoms of Xerostomia and Sjogren's Syndrome

Salagen Tablets are an oral formulation of pilocarpine hydrochloride, a naturally derived substance that stimulates secretions from exocrine glands, including saliva. Salagen Tablets received FDA approval and orphan drug status in 1994 as a treatment for the symptoms of radiation-induced xerostomia, or chronic dry mouth, in head and neck cancer patients. In early 1998, the FDA also approved Salagen Tablets for the treatment of the symptoms of dry mouth associated with Sjogren's syndrome. Salagen Tablets were the first systemic pharmaceutical product approved for the treatment of symptoms associated with chronic dry mouth in these indications. Chronic dry mouth can result in discomfort, pain, difficulty in eating and sleeping, severe halitosis, rapid tooth decay, periodontal disease and oral infections. Prior to the approval of Salagen Tablets, patients suffering from chronic dry mouth were limited to using home remedies or over-the-counter saliva substitutes that had minimal efficacy.

Salagen Tablets are currently also marketed in Canada, the United Kingdom and eight other countries for the symptoms associated with xerostomia in head and neck cancer patients or Sjogren's syndrome. Through our collaborative partners, we are also seeking approval of Salagen Tablets for the treatment of the symptoms of xerostomia in head and neck cancer patients in Japan and Singapore and for the treatment of the symptoms associated with Sjogren's syndrome including dry mouth and dry eyes in Europe and Japan. Our collaborative partners for Salagen Tablets and their respective territories include Pharmacia & Upjohn Company (Canada), CIBA Vision AG (Europe), Hyundai Pharmaceutical Co., Ltd. (Korea), Kissei Pharmaceutical Co., Ltd. (Japan), Megapharm L.T.D. (Israel) and Pharma Forte Singapore PTE, Ltd. (Singapore). During 1999, we generated approximately $18.1 million in revenue from sales of Salagen Tablets in the United States.

Head and neck cancer

Approximately 40,000 Americans are diagnosed each year with head or neck tumors. Approximately 25,000 patients receive radiation therapy to treat their disease. Although often effective in treating primary tumors, head and neck radiation therapy can permanently damage a patient's salivary glands, resulting in a significant, chronic reduction of saliva production. Patients using Salagen Tablets for radiation-induced dry mouth typically take one tablet three times per day during the course of radiation therapy, approximately six to eight weeks, and then take it indefinitely to treat the residual dry mouth symptoms that follow radiation therapy.

Salagen Tablets have been shown to stimulate the residual functioning tissue in the damaged salivary glands to increase saliva production and provide patients with a longer-lasting solution for the symptoms of radiation-induced chronic dry mouth. Two 12-week studies, which included 369 patients who had been treated with radiation therapy for head and neck cancer, were conducted comparing Salagen Tablets with placebo tablets. In both studies, patients who received Salagen Tablets experienced significant improvement in their overall condition of dry mouth. Those patients also demonstrated statistically significant improvements in salivary flow compared to the patients receiving placebo tablets. Less than one percent of the patients who had received Salagen Tablets withdrew from these studies due to lack of efficacy. Sweating was the most commonly reported side effect; however less than one percent of patients taking the approved dosing regimen withdrew from the study due to sweating.

Sjogren's syndrome

Sjogren's syndrome is a chronic autoimmune disorder in which the body's own immune system attacks the moisture-producing glands, including the salivary glands, causing them to lose their ability to produce adequate moisture. Symptoms of Sjogren's syndrome vary in degree and type, but the common component is chronic dryness. Patients can exhibit dry mouth, swollen glands, dry eyes, vaginal dryness and fatigue. The syndrome can be manifested alone (primary Sjogren's) or in combination with other autoimmune disorders (secondary Sjogren's). We believe that approximately 50,000 of the 200,000 primary Sjogren's syndrome patients could benefit from Salagen Tablets.


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

In patients with Sjogren's syndrome-related dry mouth, Salagen Tablets can help to relieve the symptoms of oral dryness. Salagen Tablets can stimulate the salivary glands to increase production of saliva, which is essential to maintaining good oral health. For Sjogren's syndrome patients, use of previously available therapies included tear and saliva substitutes. These types of products provide transient relief at best and often fail to prevent complications.

In two 12-week studies involving a total of 629 primary or secondary Sjogren's syndrome patients, the ability of Salagen Tablets, versus placebo, to relieve the symptoms of dry mouth and to stimulate saliva production, was assessed. Patients receiving Salagen Tablets four times a day reported a significant improvement in their symptoms associated with oral dryness, and they also demonstrated a significant increase in saliva for the full 12 weeks. Similar to the Salagen Tablet trial in head and neck cancer patients, less than one percent of the patients receiving Salagen Tablets withdrew from the trial due to lack of efficacy. The most commonly reported side effect was mild to moderate sweating. Less than four percent of patients taking the approved dosing regimen withdrew from the study due to sweating.

Azulfidine EN-tabs for Rheumatoid Arthritis

In July 1999, we entered into an agreement with Pharmacia & Upjohn to co-promote Azulfidine EN-tabs in the United States as a treatment for morning stiffness, lack of grip strength and pain experienced by rheumatoid arthritis patients who have responded inadequately to non-steroidal anti-inflammatory drugs. In addition to its ability to improve symptoms of rheumatoid arthritis such as pain and stiffness, Azulfidine EN-tabs has been shown by x-ray to slow the progression of rheumatoid arthritis thereby placing it in the class of disease modifying anti-rheumatic drugs. Azulfidine EN-tabs is a specially coated formulation of sulfasalazine, which allows for greater patient tolerability than uncoated sulfasalazine tablets. In 1999, Pharmacia & Upjohn had $12.4 million of Azulfidine EN-tabs sales in the United States. Under the terms of our agreement with Pharmacia & Upjohn, we will receive one-half of all incremental net profits from any growth in Azulfidine EN-tabs sales subsequent to the commencement of this co-promotion.

Ridaura for Rheumatoid Arthritis

In April 1999, we entered into an agreement with Connetics Corporation to co-promote Ridaura in the United States. Ridaura is an oral drug which slows joint destruction and the progression of rheumatoid arthritis. Ridaura is indicated for rheumatoid arthritis patients who are not responsive to, or are intolerant of, non-steroidal anti-inflammatory drugs. Under the terms of our agreement with Connetics, we promote Ridaura to the rheumatology market in the United States in exchange for promotional fees of $250,000 per quarter. The initial term of this agreement continues through September 2000.

Luxiq for Dermatosis Associated with Rheumatology Conditions

In April 1999, we entered into an agreement with Connetics to co-promote Luxiq (betamethasone valerate) Foam, 0.12% in the United States. Luxiq is a medium-potency topical corticosteroid foam used for the treatment of scalp psoriasis and other corticosteroid-responsive skin disorders of the scalp. Corticosteroids constitute a class of primarily synthetic steroids used topically as anti-inflammatory agents. Luxiq's foam vehicle provides an effective method of applying medication to the scalp, thereby improving patient compliance and product efficacy. Under the terms of our agreement with Connetics, we are promoting Luxiq to rheumatologists treating psoriatic arthritic patients in exchange for a split of the profits from sales of Luxiq in the rheumatology market.

Didronel I.V. for Cancer-Related Hypercalcemia

Didronel I.V. Infusion is used to treat cancer-related hypercalcemia, or elevated blood calcium, which is the most common life-threatening metabolic disorder associated with cancer. Didronel I.V. Infusion is a member of the bisphosphonate class of compounds. It acts to slow the turnover or dissolving of bone, also known as bone resorption. Elevated blood calcium causes mental confusion, nausea and vomiting, loss of kidney function, and, if left untreated, death. The condition affects up to 20 percent of all cancer patients sometime during the course of their disease, but appears to be most prevalent with tumors that have metastasized to bone, usually myeloma and breast tumors.

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

Products Under Development

The following table summarizes the currently ongoing or planned preclinical studies and clinical trials of irofulven and other acylfulvene analogs:


  Product           Indication                     Status           Sponsor
  -------           ----------                     ------           -------
  Irofulven         Ovarian Cancer--Advanced       Phase 2 Ongoing  MGI PHARMA
                    Ovarian Cancer--Recurrent      Phase 2 Ongoing  NCI
                    Epithelial
                    Pancreatic Adenocarcinoma--    Phase 2 Ongoing  MGI PHARMA
                    Advanced
                    Pancreatic Adenocarcinoma--    Phase 2 Ongoing  MGI PHARMA
                    Alternate
                     Dosing Schedule
                    Prostate Cancer--Hormone       Phase 2 Ongoing  MGI PHARMA
                    Refractory
                    Breast Cancer--Metastatic      Phase 2 Ongoing  NCI
                    Malignant Melanoma             Phase 2 Ongoing  NCI
                    Cervical Carcinoma--Advanced   Phase 2 Ongoing  NCI
                    Endometrial Carcinoma          Phase 2 Ongoing  NCI
                    Advanced Solid Tumors--        Phase 1 Ongoing  MGI PHARMA
                    Alternate
                     Dosing Schedule
                    Combination Study with         Phase 1 Ongoing  MGI PHARMA
                    Chemotherapy
                    Childhood Solid Tumors         Phase 1 Ongoing  NCI
                    Various Leukemias              Phase 1 Ongoing  NCI
                    Various Advanced Cancers       Phase 1 to Begin Dainippon


------------------------------------------------------------------------------


  Other Acylfulvene Various Cancers                Preclinical      MGI PHARMA
  Analogs


Cancer Overview

According to the American Cancer Society, or ACS, there are approximately 1.2 million new cases of cancer diagnosed in the United States each year. Cancer is the second leading cause of death in the United States and is projected to result in approximately 550,000 deaths in the United States in 2000.

Cancer is characterized by the uncontrolled growth and spread of abnormal cells. These abnormal cells accumulate and form tumors or lumps that can compress, invade and destroy normal tissue. If cancerous cells break away from the primary tumor, they can travel through the bloodstream or the lymph system to other areas of the body. There, they may settle and form new tumors. The spread of a tumor to a new site is called metastasis.

Different types of cancer vary in their rates of growth, patterns of spread, and, consequently, typically respond in varying degrees to different types of treatment. The three most common forms of treatment for cancer in order of their typical use are:

  .  surgery--the physical removal of a patient's tumor mass;

  . radiation therapy--the use of high energy particles or waves, such as x-rays or gamma rays, to destroy or damage cancer cells; and

  . chemotherapy--the use of drugs to damage or kill cancer cells. Systemic chemotherapy uses cancer therapy drugs that are usually administered intravenously or orally. These drugs enter the bloodstream and can potentially reach all areas of the body, making this treatment potentially useful for cancer that has spread.

A cancer patient often receives a combination of treatments depending upon the type and progression of the disease. While surgery attempts to remove the cancer from the patient and radiation attempts to kill the cancer cells, there are significant limitations of, and complications associated with, these cancer treatments that result in high rates of treatment failure due primarily to metastasis and dose-limiting severe side effects. Chemotherapeutic agents attempt to address the limitations of surgery and radiation by interfering with the replication of cancer cells.

Cell replication requires cells to first replicate their DNA. Cancer is a disease characterized by uncontrolled cell replication. Therefore, many chemotherapeutic agents target the cancer cells' ability to replicate DNA or, following the replication of their DNA, the ability of the cancer cells to divide wherever they exist within the body, including sites of metastasis. Different classes of chemotherapeutic agents are distinguished by their mechanism of action or how they specifically interfere with the cancer cells' ability to replicate DNA or divide.

When a cancer cell's DNA is damaged by a chemotherapeutic agent, DNA synthesis is inhibited or cell division is inhibited, and a cellular process known as apoptosis, or programmed cell death, may be activated. Apoptosis of tumor cells can lead to reduction in tumor size or to the arrest of tumor growth.

Because different chemotherapeutic agents may target different specific processes required for DNA replication and cell division, chemotherapeutic agents are often used in combination to maximize tumor cell death or inhibition of growth, while more effectively managing the side effect profile of the individual agents. Agents that interfere with DNA replication or cell division in novel ways are therefore excellent candidates to be used in combination with existing chemotherapy agents.

One of the principal causes of chemotherapy treatment failure is the development of drug resistance by cancer cells, where cancer cells become resistant or refractory to the intended cytotoxic action of a variety of conventional chemotherapeutic agents. In many cases, resistance developed to a specific chemotherapeutic agent results in multi-drug resistance where the cancer cell becomes cross-resistant to a wide variety of chemotherapeutic agents. Given the current limitations of chemotherapy, there is a clear need for new therapies that are effective against a broad range of resistant and refractory cancers, as well as chemotherapeutics that act by novel mechanisms which can offer benefits as a combination therapy with existing chemotherapeutic agents.

Irofulven (MGI 114) cancer therapy agent

Irofulven is our lead cancer therapy product candidate under development and is part of our family of proprietary cancer therapy compounds called acylfulvenes. Acylfulvenes, including irofulven, are semi-synthetic derivatives of the natural product illudin S obtained from the Omphalotus olearius mushroom. We licensed rights to the entire class of acylfulvene agents, including irofulven, from the University of California in 1993.

We believe irofulven:

  . is potentially active as an anti-tumor agent in treating a broad range of cancers;

  . has a unique mechanism of action that may make it effective in treating refractory cancers, or cancers that are unresponsive to existing cancer therapies;

  . has demonstrated activity against tumors that are known to be resistant to other cancer therapies; and

  . has a side effect profile that makes it potentially well-suited for use in combination with existing cancer therapies.

Mechanism of action studies have indicated that irofulven is rapidly taken up by sensitive tumor cell types where it reacts with tumor cell DNA and protein targets in a novel manner, producing rapid inhibition of DNA synthesis and DNA lesions that are difficult for the tumor cell to repair. The initiation of DNA damage by irofulven begins tumor selective apoptotic degradation of DNA that ultimately causes cell death. We believe the differential effect of irofulven on tumor cells compared to healthy cells can lead to real clinical benefit. We further believe irofulven could be the first of a series of acylfulvene analogs that merit development as cancer therapies.

We believe that irofulven has a unique mechanism of action that makes it well-suited for study in refractory patient populations and in combination with other cancer therapies. Preclinical data and early clinical data demonstrate irofulven's activity against tumors that are known to be resistant to other therapies. Preclinical studies have also demonstrated the additive or synergistic effect of irofulven with a number of marketed cancer therapies. Furthermore, to date, irofulven has demonstrated a differentiated side effect profile relative to certain marketed cancer therapies, which we believe adds to the prospect of irofulven combining well with these cancer therapies. Therefore, we believe that pursuing multiple development paths for irofulven in different refractory cancers, and in combination with other cancer therapies, could lead to its use as a first line-therapy in various tumor types.

Preclinical toxicology studies in rats and dogs and initial clinical data from the dosing of over 300 cancer patients with irofulven have demonstrated that irofulven is generally well-tolerated for a chemotherapeutic compound and it has reversible side effects. The primary dose-limiting side effect has been bone marrow suppression, or depleted blood platelet counts. Other drug-related side effects have been nausea, vomiting, fatigue and facial redness. Bone marrow suppression has been controlled through dose reductions or treatment delays to allow recovery of blood platelet counts. Nausea and vomiting are prophylactically controlled with standard, currently available treatments.

One method of identifying cancer therapy targets for further human trials is to conduct preclinical tests on mice that have been implanted with human, solid tumors. Testing of irofulven in this disease model has demonstrated dose-related anti-tumor activity, including an increase in survival and tumor regressions in the following types of cancers:

         . Prostate                   . Gastric
         . Ovarian                    . Breast
         . Pancreatic                 . Melanoma
         . Non-small Cell Lung        . Small Cell Lung
         . Colon                      . Squamous Cell (Head and Neck)
         . Rhabdomyosarcoma           . Neuroblastoma

An Investigational New Drug Application, or IND, for irofulven was submitted to the FDA in September 1995 and Phase 1 human safety testing was initiated in December 1995. In October 1997, we initiated a second Phase 1 trial to evaluate a different dosing schedule. Both Phase 1 trials completed enrollment in 1998 after establishing a maximum tolerated dose level and a recommended dosing regimen for the initial Phase 2 trials of 11 mg/m/2/ infused daily for five consecutive days, repeated every four weeks.

Phase 1 clinical trials are conducted in small patient populations and are not designed to measure efficacy. However, the investigators participating in our clinical programs, including our Phase 1 trials, have observed anti-tumor activity using standard response criteria. A complete response means that all tumor tissue has disappeared and the patient appears to be disease free. A partial response means that evaluable tumor tissue has shrunk by at least 50 percent. Stable disease means that the tumor has either shrunk up to 50 percent from its baseline or grown by less than 25 percent from its smallest size. Progressive disease means that the tumor has grown by more than 25 percent. Seven out of a total of 32 patients who received daily treatments at a dose between 8 and 18 mg/m/2/ in our Phase 1 trials demonstrated anti-tumor responses to irofulven. Of the patients participating in these Phase 1 clinical trials:

  . one patient with metastatic pancreatic cancer experienced an objective partial response. The tumor shrunk 71 percent and the patient remained in the study through seven courses, or nine months, of irofulven therapy before withdrawing from the study due to progressive disease;

  . one patient with cancer of the thymus gland experienced 36 percent tumor shrinkage;

  . one patient with ampullary cancer, which affects a duct from the pancreas, experienced notable improvement in quality of life through five courses of therapy; and

  . three patients with colon cancer and one patient with liver cancer experienced stable disease through at least four courses of therapy.

Irofulven is currently being tested in nine Phase 2 trials for various solid tumor types. Of these trials, we are sponsoring one trial for the treatment of ovarian cancer, one trial for the treatment of prostate cancer, and two trials for the treatment of pancreatic cancer. We chose to sponsor these specific trials because:

  . these cancer types have significant mortality and morbidity associated with them;

  .  current therapies are inadequate;

  . there was noticeable anti-tumor response in our preclinical and clinical studies;

  . clinical trials for ovarian and pancreatic cancers should be of a relatively short duration; and

  . product candidates for these indications are likely to qualify for expedited regulatory review.

Under a Clinical Trials Agreement with us, the NCI is sponsoring five additional irofulven Phase 2 trials for the treatment of ovarian and four other solid tumor types. We intend to utilize the future results from these trials to further illustrate the safety of irofulven as well as support the potential expansion of irofulven's label into additional refractory solid tumor types. Furthermore, we are conducting clinical trials to determine the efficacy of irofulven in combination with existing cancer therapies. We plan to initiate discussions with the FDA in preparation for a Phase 3 clinical program for irofulven. Based on our review of interim results from our ongoing clinical trials of irofulven, we intend to initiate a pivotal Phase 3 clinical trial program by the end of 2000.

Irofulven for ovarian cancer

We are developing irofulven for the treatment of ovarian cancer. Ovarian cancer is the leading cause of gynecological cancer deaths among American women. The ACS estimates that approximately 23,100 new cases of cancer will be diagnosed and 14,000 women will die from the disease in the United States in 2000. Worldwide, 166,000 new cases of ovarian cancer and 101,000 deaths are estimated to occur annually. Taxol(R) and Paraplatin(R) are the two most commonly prescribed drugs as first-line treatments for ovarian cancer.

Initially, we are studying irofulven in refractory ovarian cancer patients who have had tumor growth during treatment or within six months following treatment. For these patients few treatment alternatives are available.

Based on preclinical data and our Phase 1 results, in December 1998 we initiated a Phase 2 trial with irofulven for the treatment of ovarian cancer patients utilizing the dosing regimen established in our Phase 1 trials. To qualify for this clinical trial, patients must have advanced ovarian cancer and must not have responded, or are no longer responding, to paclitaxel (Taxol) and platinum-based therapies such as cisplatin (Platinol(R)) or carboplatin (Paraplatin). The primary endpoint of this trial is objective tumor response, with secondary endpoints being time to response, duration of response, and time to progression. The clinical trial was initially designed to evaluate 14 ovarian cancer patients. In May 1999, we expanded patient enrollment to include a total of 30 evaluable patients after observing a confirmed partial response in one of the first six patients. Interim results as of the date of this prospectus include data from 17 patients enrolled in this Phase 2 trial. Patients must have received two cycles of treatment to be evaluable for objective response. Of the 17 refractory ovarian cancer patients enrolled in this Phase 2 clinical trial, seven patients were not evaluable because they withdrew from the trial or died prior to receiving the full two cycles of treatment required for evaluation. The patients that withdrew from the trial did so as a result of disease progression or adverse events including nausea, vomiting and fatigue. Of the ten patients evaluable for objective response:

  . one patient achieved the primary endpoint of a confirmed partial response;

  . one patient experienced a partial response that was observed in only the first of two measurements required for a confirmed partial response; and

  .  one patient experienced stable disease through four cycles of treatment.

The NCI is also conducting a Phase 2 trial of irofulven for the treatment of ovarian cancer. The most significant difference between our Phase 2 trial and the NCI Phase 2 trial is that the NCI trial is being conducted in ovarian cancer patients with a broader range of initial response to a variety of therapies but with recurrent or persistent disease. In a presentation at the annual meeting of the American Association for Cancer Research, or AACR, in April 2000, the principal investigator for this trial concluded that irofulven is an active agent in ovarian cancer patients with recurrent or persistent disease and that further studies are warranted. This conclusion was based on an analysis of 17 patients enrolled in this study to date. Of these 17 patients, four patients were not evaluable because they withdrew due to fatigue after one cycle of therapy and two patients are not yet evaluable, since they have not, to date, received the second cycle of therapy required for evaluation. Of the 11 patients evaluable for objective response:

  . five patients achieved the primary endpoint of a partial response, to date lasting from five to nine cycles of therapy;

  . two patients experienced stable disease, one for two and the other for at least eight cycles of therapy; and

  . four patients discontinued treatment due to progressive disease after two or three cycles of therapy.

Adverse events observed in this study included bone marrow suppression, or decreases in platelets or white blood cell counts, mild to modest nausea and vomiting, and fatigue.

These Phase 2 clinical trials are ongoing and subsequent results from these clinical trials or future clinical trials may not demonstrate similar results. Furthermore, the dosing regimen in these trials has been modified to 11 mg/m/2/ for four consecutive days, versus five days, to improve tolerability, which may also affect future clinical trial results. Based on our analysis of the interim results from the NCI and our Phase 2 clinical trials, we believe that irofulven is potentially active as an anti-tumor agent for the treatment of refractory ovarian cancer patients for whom few treatment options remain, and therefore warrants further study.

Ovarian cancer represents a disease with a large, unmet medical need that we believe would make irofulven eligible for expedited regulatory review. Therefore, we are considering ovarian cancer as a candidate for our pivotal Phase 3 clinical trial program for irofulven.

Irofulven for pancreatic cancer

We are developing irofulven for the treatment of pancreatic cancer. Pancreatic cancer is the fifth most common cause of cancer-related death in the United States. It is an aggressive disease that has few effective treatment options. The ACS estimates that 28,300 new cases of pancreatic cancer are diagnosed in the United States each year, out of an estimated 170,000 new cases worldwide. The death rates for pancreatic cancer are virtually equal to the incidence rates. Currently, the most common treatment is chemotherapy with the drug gemcitabine (Gemzar(R)), which was approved by the FDA in 1996.

Based on our preclinical data and our Phase 1 results, in December 1998 we initiated a 54-patient, multi-center Phase 2 trial with irofulven for the treatment of pancreatic cancer patients utilizing the dosing regimen established in our Phase 1 trials. To qualify for this clinical trial, patients must be refractory to gemcitabine. Once these patients become refractory to gemcitabine, they have few remaining treatment options and generally survive less than three months. The primary endpoint of this trial is six-month survival with secondary endpoints being objective tumor response, time to tumor progression, and quality of life measures.

To date, of the 54 patients enrolled in our ongoing Phase 2 clinical trial, seven patients have achieved the primary endpoint of six-month survival, and ten patients continue to be evaluated for this endpoint. In addition, of these 54 patients:

  . one patient experienced a complete response that lasted over four months before discontinuing treatment due to progressive disease;

  . one patient experienced a confirmed partial response with reduction in tumor size of 84 percent;

  . one patient experienced a partial response after one measurement, but withdrew from the trial before a second measurement required for a confirmed response could be taken;

  .  two patients had stable disease through five cycles of treatment; and

  . 14 patients discontinued treatment due to adverse events including nausea, vomiting, fatigue and bone marrow suppression.

This clinical trial is ongoing and subsequent results from this clinical trial or future clinical trials may not demonstrate similar results. Based on our analysis of the interim results from our Phase 2 clinical trial, we believe that irofulven is potentially active as an anti-tumor agent for the treatment of advanced pancreatic cancer in patients refractory to the first-line therapy of gemcitabine.

In April 2000, we initiated an additional Phase 2 trial for pancreatic cancer. The goal of this trial is to better understand the impact of dosing regimen adjustments on the safety and efficacy of irofulven in pancreatic cancer patients. The trial has a two-stage design: if at least one of the first 19 evaluable patients demonstrates a partial response, the enrollment goal will increase to 35 evaluable patients. To be eligible for the trial, a patient must have inoperable, advanced or metastatic pancreatic cancer. Unlike the initial Phase 2 pancreatic cancer trial, this study also allows for the enrollment of patients who have not received prior drug therapy.

Pancreatic cancer represents a disease with a large, unmet medical need that we believe would make irofulven eligible for expedited regulatory review. Therefore, we are considering pancreatic cancer as a candidate for our pivotal Phase 3 clinical trial program for irofulven.

Irofulven for prostate cancer

We are developing irofulven for the treatment of prostate cancer. Prostate cancer is the most commonly diagnosed malignancy and the second leading cause of cancer death among men in the United States. The ACS estimates that approximately 180,400 new cases of prostate cancer will occur in the U.S. during 2000. Furthermore, 31,900 men die annually from prostate cancer in the United States, out of an estimated 165,000 prostate cancer-related deaths worldwide. First-line pharmaceutical therapies used, in combination with surgery, to treat prostate cancer are almost exclusively hormone-based therapies. Unfortunately, such hormone therapies ultimately lose their ability to contain the disease, leaving patients with few second-line treatment options. Approximately, 30 percent of all newly diagnosed prostate cancer patients will progress to hormone-refractory metastatic disease. Currently approved cancer therapies are only effective in treating the symptoms and slowing the progression of advanced prostate cancer.

Based on our preclinical data and our Phase 1 results, in July 1998 we initiated a 14-patient Phase 2 trial with irofulven for the treatment of hormone-refractory prostate cancer patients. The primary endpoint of this trial is a decrease in prostate specific antigen, or PSA, levels, a blood marker that is often used by clinicians to help diagnose and measure the progression of prostate cancer. A sustained decrease in PSA of greater than or equal to 50 percent is considered a PSA partial response. Secondary clinical endpoints include objective tumor response in patients with measurable disease, duration of response and time to disease progression. In December 1998, we expanded this trial to include a total of 31 evaluable patients after two of the original patients showed a sustained drop in their PSA levels of 64 to 81 percent, meeting the requirement for trial expansion.

Of the 42 patients enrolled in this Phase 2 clinical trial, 11 patients were not evaluable because they withdrew before completing the PSA measurement requirements. Three of these patients withdrew from the trial as a result of progressive disease and the other eight withdrew as a result of adverse events including nausea, vomiting and fatigue. Interim results from this fully enrolled Phase 2 trial include data from 31 patients with hormone-refractory prostate cancer. Of the 31 evaluable patients:

  .  five patients achieved the primary endpoint of a PSA partial response;

  .  20 patients experienced stable PSA levels;

  . two out of nine patients with measurable disease experienced an objective response in their chest and abdominal lymph nodes, including one complete response; and

  . six patients discontinued treatment due to progressive disease without meeting the primary endpoint of the trial.

The primary toxicity observed in this trial was reversible bone marrow suppression.

Based on our analysis of this interim clinical trial data, we believe irofulven is potentially active in reducing PSA levels in hormone-refractory prostate cancer patients. While hormone-refractory prostate cancer represents a disease with a large, unmet medical need and there are a number of patients who could benefit from a chemotherapeutic agent that demonstrated life extension, it is unlikely we will consider prostate cancer as a candidate for our initial Phase 3 clinical program for irofulven. This expectation is based upon uncertainty about the ability of PSA decreases to predict survival benefit and the need for relatively large and long clinical trials. Development of irofulven for the treatment of prostate cancer will be further evaluated during 2000 to assess the merits of its use, either as a stand-alone therapy or in combination with other therapies.

Irofulven in combination with other cancer therapies

In February 1999, we initiated a Phase 1 human safety trial combining irofulven with Pharmacia & Upjohn's cancer therapy drug CPT-11 (Camptosar(R)). The trial is a dose-escalating trial that will attempt to find the maximum tolerable dose of these two drugs when used in combination. We believe that a major advantage of combination therapy is the potential to use lower doses of either agent to achieve the same or improved anti-tumor benefit with reduced side effects. CPT-11 therapy is associated with dose-limiting diarrhea and neutropenia, which is a decrease in white blood cell counts. In contrast, irofulven has not been associated with significant diarrhea, but may produce neutropenia and other bone marrow suppression. In this Phase 1 trial, we observed anti-tumor activity in a non-small cell lung cancer patient. Reversible neutropenia has been the most significant side effect observed to date in this dose-escalating trial.

We have also initiated a Phase 1 human safety trial of irofulven on a weekly dosing schedule that is designed for more convenient use with other cancer therapies. Multiple intermittent dosing regimens are being investigated. The trial is expected to determine the maximum tolerated dose of irofulven, when administered on these alternate schedules, to patients with advanced solid tumors. This trial began in December 1999 and is ongoing.

NCI clinical trials

Under a 1996 Clinical Trials Agreement with us, the NCI is sponsoring and overseeing, at its own expense, a clinical trials program using irofulven in its network of designated cancer centers and other institutions.


 Cancer Type      Cancer Statistics*             Trial Description

 Ovarian Cancer   . U.S. _23,100 new cases       Ongoing Phase 2 efficacy
                  _________14,000 deaths         trial in an expected total
                  .  Worldwide ____166,000       of 29 to 74 patients with
                     new cases                   refractory or persistent
                  ________101,000 deaths         disease.

 Breast Cancer    .  Most common cancer          Ongoing Phase 2 efficacy
                     among women.                trial in an expected total
                  .  U.S. _____184,200 new       of 14 to 30 patients who
                     cases                       have received one or two
                  _________41,200 deaths         chemotherapy regimens
                  .  Worldwide ____796,000       prior to beginning trial.
                     new cases
                  ________314,000 deaths


 Melanoma         . U.S. _47,700 new cases       Ongoing Phase 2 efficacy
                  __________7,700 deaths         trial in an expected total
                  . Worldwide _106,000 new       of 14 to 35 patients with
                  cases                          malignant melanoma.
                  _________33,000 deaths

 Cervical Cancer  . U.S. _12,800 new cases       Ongoing Phase 2 efficacy
                  __________4,600 deaths         trial in an expected total
                  . Worldwide _371,000 new       of 12 to 37 patients with
                  cases                          metastatic or recurrent
                  ________190,000 deaths         cervical cancer.

 Endometrial Cancer
                  . U.S. _36,100 new cases       Ongoing Phase 2 efficacy
                  __________6,500 deaths         trial in an expected total
                  . Worldwide _142,000 new       of 19 to 51 patients with
                  cases                          persistent or recurrent
                  _________42,000 deaths         endometrial cancer.

 Childhood Cancers.  Represents the leading      Ongoing Phase 1 trial
                     cause of death from         designed to determine the
                     disease between the         maximum tolerated dose,
                     ages of one and 19.         determine a safe and
                  . U.S.__12,400 new cases       tolerable dose of
                  __________2,300 deaths         irofulven for Phase 2
                                                 trials, and make a
                                                 preliminary assessment of
                                                 anti-tumor activity of
                                                 irofulven in childhood
                                                 solid tumors.

 Leukemia--Various.U.S. __30,800 new cases       Ongoing Phase 1 trial
 Types            _________21,700 deaths         designed to determine the
                  . Worldwide _231,000 new       maximum tolerated dose,
                  cases                          determine a safe and
                  ________184,000 deaths         tolerable dose of
                                                 irofulven for Phase 2
                                                 trials, and make a
                                                 preliminary assessment of
                                                 anti-tumor activity of
                                                 irofulven in leukemia.
                                                 Approximately 25 patients
                                                 are projected to be
                                                 enrolled.


* U.S. cancer statistics are ACS projections for the year 2000. Worldwide cancer statistics are based on ACS data for 45 countries during the years 1994-1997.

We have agreed to provide drug product for all of these trials and we will have access to any resulting data. Based on the results from these trials, further development of irofulven for the treatment of each indication, either as a single agent or in combination with other cancer therapies, will be evaluated.

Six Phase 2 trials, two each in colorectal cancer, renal cancer and non-small cell lung cancer, have recently been closed by their respective sponsoring institutions due to a lack of sufficient response or tolerance concerns.

Other acylfulvene analogs

In addition to irofulven, we have obtained license rights to over 100 acylfulvene analogs which have been developed using targeted, structural modification of illudin S. The development and the initial testing of these analogs has been performed at the University of California, San Diego. The NCI is also screening new analogs from the acylfulvene family for anti-tumor activity. Currently, ten analogs with activity in the NCI's primary in vitro screen have been through additional in vivo testing by the NCI. The NCI has noted favorable results for all ten of these analogs in a hollow fiber in vivo assay. The broad-based anti-tumor activity of these acylfulvene analogs suggests that this class of compounds has the potential to produce additional clinical development candidates. Three of these analogs have been further tested on human tumors implanted into immunodeficient mice. All three analogs were found to cause complete regressions of certain non-small cell lung, ovarian and renal tumors. We are currently evaluating these analogs for full preclinical development.

Sales and Marketing

We currently market our products in the United States directly to radiation oncologists, rheumatologists, select medical oncologists and internal medicine physicians, and other physician specialists through our sales force of four regional directors who oversee approximately 41 sales representatives, each assigned a geographic territory. We intend to use our specialty sales force to market and sell irofulven in the United States if it is approved for commercial sale.

In addition, we have an in-house sales and marketing staff of eight persons who support the specialty sales force. We also use a variety of marketing programs to reach our targeted audiences, including telemarketing and journal advertising.

We use international partnerships to commercialize our products outside the United States. We currently have agreements with CIBA Vision, Kissei and Pharmacia & Upjohn to develop and commercialize Salagen Tablets for the European, Japanese and Canadian markets, respectively. We receive payments based upon product sales in these territories. We also have distribution agreements for Salagen Tablets in Korea and Singapore. Under these distribution agreements, we receive milestone payments, licensing payments based on product sales and other payments depending on the territory.

Research and Development

We maintain active drug development programs for all of our new drug candidates and commercialized products. Current drug development efforts are primarily focused on irofulven. We are also participating in post-marketing studies to support the continuing commercialization of Salagen Tablets. Our research and development expenses increased 26 percent from 1998 from 1999 due to the expanding clinical trial program for irofulven. We anticipate that our research and development expenses will increase significantly over the next few years as we pursue multiple development paths for irofulven.

We have incurred significant research and development costs in the past and believe that substantial capital resources will be required to support current and future development programs. We spent approximately $5.0 million in 1997, $5.3 million in 1998 and $6.7 million in 1999 on research and development. In recent years, from one-half to two-thirds of our research and development expense was attributable to contracts with third parties. Approximately 64 percent of our research and development expense in 1999 was attributable to third party services. Funding for research and development is expected to come from internally generated funds, joint ventures, strategic alliances or other sources of capital, including equity or debt offerings. We also pursue product acquisitions in order to expand our development pipeline.

Successful drug development requires a broad spectrum of scientific, clinical and product development expertise. As part of our strategy, we do not directly conduct basic research or traditional drug discovery activities because we intend to acquire rights to product candidates that are at least in the human clinical stage of development. This approach substantially reduces our research risk due to product failure, and eliminates the need for investment in discovery research laboratories and personnel.

We manage our human clinical development of product candidates by selectively outsourcing certain activities. We have in-house medical communications capabilities and regulatory affairs expertise which allow us to maintain support systems, monitor adverse drug experience reporting, and file NDAs with the FDA. We outsource other development activities, such as:

  .  preclinical studies and clinical trials;

  .  clinical data analysis;

  .  product formulation;

  .  product manufacturing; and

  .  product distribution.

We expect to continue to contract with third parties until it is necessary and economical to add these capabilities internally. We currently have 28 employees in research and development, regulatory affairs and product formulation.

International Alliances

Dainippon Pharmaceutical Co., Ltd.

In October 1995, we entered into a development and commercialization agreement with Dainippon under which we granted an exclusive license to Dainippon to develop and commercialize acylfulvenes, including irofulven, in Japan. Dainippon granted back to us an irrevocable, exclusive, royalty-free license allowing us to use any technology or data developed by Dainippon relating to the acylfulvenes. If a resulting product has not been launched in Japan by October 2005, we may terminate the license unless Dainippon elects to make license continuation payments on a quarterly basis. Dainippon paid us initial and continuing quarterly milestone payments totaling $11.1 million through April 2000 of which the final $100,000 was received in April 2000. They have also agreed to pay us a portion of any non-royalty payments made by a sublicensee to Dainippon. Under the terms of the agreement, from April 2000 through January 1, 2002, $4.3 million in deposit payments are scheduled to be received. As of the date of this prospectus, we have received $450,000 of these deposits. Our repayment is due on April 1, 2002, or receipt of initial marketing approval in Japan, whichever is later. Dainippon may elect to receive the deposit repayment in cash, as a credit toward delivery of bulk drug substance or in shares of our common stock. Unless terminated earlier by the parties, the term of the agreement is for the term of our patents in Japan, or ten years from the date of the last regulatory approval in Japan, whichever is later. Thereafter, the agreement automatically renews for additional one year periods.

In addition, we entered into a supply agreement with Dainippon in October 1995 pursuant to which we participate in the commercialization of the product and agree to supply Dainippon's requirement of the product during the term of the development, marketing and cooperation agreement described above. Dainippon agrees to make certain minimum purchase requirements during the first four years and as agreed upon by the parties thereafter.

Kissei Pharmaceutical Co., Ltd.

In December 1994, we entered into a license agreement with Kissei under which we granted to Kissei an exclusive, royalty-bearing license to develop and commercialize Salagen Tablets in Japan. Kissei is currently conducting its pivotal clinical program of Salagen Tablets for the symptoms of radiation-induced xerostomia in head and neck cancer patients. Kissei granted back to us an irrevocable, non-exclusive, royalty-free license allowing us to use any technology or data developed by Kissei relating to Salagen Tablets. Kissei paid us an initial license fee upon execution of the agreement and agreed to pay us additional milestone payments, one of which was paid in 1995 and another in 1997. In addition, Kissei agreed to pay us royalties equal to a certain percentage of net sales revenues, subject to annual minimum requirements. Unless earlier terminated by the parties, the term of the agreement is for ten years from the date Salagen Tablets are launched in Japan. Thereafter, the agreement automatically renews for additional one year periods.

CIBA Vision AG

In April 2000, we entered into a license agreement with CIBA Vision under which we granted CIBA Vision an exclusive, royalty-bearing license to develop and commercialize Salagen Tablets in Europe, Russia and other Middle European countries. CIBA Vision granted to us an irrevocable, non-exclusive, royalty-free license allowing us to use any technology or data developed by CIBA Vision relating to Salagen Tablets. Simultaneous with this agreement, the previous agreements with Chiron B.V. for Salagen Tablet rights in Europe were terminated. CIBA Vision agreed to pay us initial license fees upon completion of transfer activities and additional milestone payments if specified sales targets are achieved. Further, CIBA Vision agreed to pay us royalties equal to a percentage of net sales revenues. Unless earlier terminated by the parties, the term of the agreement is for 12 years and may be extended for additional two-year periods.

In addition, we simultaneously entered into a supply agreement with CIBA Vision under which we agree to supply CIBA Vision's requirement of Salagen Tablets until the termination of the license agreement with CIBA Vision.

Pharmacia & Upjohn Company

In November 1994, we entered into a license agreement with Pharmacia & Upjohn, under which we have granted to Pharmacia & Upjohn an exclusive, royalty-bearing license to develop and commercialize Salagen Tablets in Canada. Sales of Salagen Tablets began in 1997. Pharmacia & Upjohn granted to us an irrevocable, non-exclusive, royalty-free license allowing us to use any technology or data developed by Pharmacia & Upjohn relating to Salagen Tablets. Pharmacia & Upjohn paid us an initial license fee upon execution of the agreement and agreed to pay us royalties equal to a percentage of net sales revenues, subject to annual minimum requirements. In addition, we agreed to pay Pharmacia & Upjohn royalties if we promote Salagen Tablets in Canada in the first or second year following termination of the agreement. Unless earlier terminated by the parties, the term of the agreement is for seven years from the date of first commercial sales of Salagen Tablets in Canada. Thereafter, the agreement continues for an additional two-year period and thereupon automatically expires unless extended by the parties.

In addition, we entered into a supply agreement with Pharmacia & Upjohn in November 1994 pursuant to which we agree to supply Pharmacia & Upjohn's requirement of the product until the termination of the License Agreement with Pharmacia & Upjohn or our agreement with Merck KgaA, whichever is earlier.

Acyfulvene License Agreement

In August 1993, we entered into an exclusive license agreement with the Regents of the University of California. Under the agreement, the university granted to us an exclusive, worldwide, royalty-bearing license for the commercial development, manufacture, use and sale of the method of treating tumors using acylfulvene analogs. We paid the university an initial license fee upon execution of the agreement and agreed to pay license maintenance fees on each anniversary of the execution of the agreement until we submit the first NDA relating to the analogs to the FDA. In addition, we made a development milestone payment in 1996 and agreed to make additional development milestone payments in the future. We have also agreed to pay royalties on annual net sales revenues, subject to annual minimum requirements. Unless earlier terminated by the parties, the term of the agreement extends until the later of: (a) the expiration of the last-to-expire patent we have licensed; or (b) ten years from the date of first commercial sale of products developed from the acylfulvene analogs.

Co-Promotion Agreements

In July 1999, we entered into a co-promotion agreement with Pharmacia & Upjohn for the exclusive promotion and marketing of Azulfidine EN-tabs to the rheumatology market in the United States. Under the agreement, we will earn promotion revenue based on our ability to increase Pharmacia & Upjohn sales of Azulfidine EN-tabs. Pharmacia & Upjohn will pay us one-half of all incremental net profits from any growth in sales of Azulfidine EN-tabs subsequent to the commencement of this co-promotion. The agreement has an initial term of 42 months, ending in March 2003.

In April 1999, we entered into a co-promotion agreement with Connetics for the promotion of Ridaura to the rheumatology market in the United States. We receive $250,000 per quarter for making a specified number of sales calls. We are also entitled to an annual payment of 50 percent of the gross margins on Connetics' net sales of Ridaura that equal or exceed $7,500,000. We do not receive payment for gross margins on Connetics' sales of Ridaura that are less than $7,500,000. The agreement has an initial term of 18 months, ending in September 2000.

In April 1999, we also entered into a co-promotion agreement with Connetics for the promotion of Luxiq Foam, 0.12% to the rheumatology market in the United States. Under the terms of the agreement, we receive a split of product contribution from Connetics' sales of Luxiq in the rheumatology market. The agreement has a minimum term of 30 months, ending in October 2001.

Distribution Agreements

We entered into distribution agreements granting a license to the following exclusive, independent distributors to promote and distribute Salagen Tablets in the designated territories:

  .  Megapharm L.T.D. (Israel)--expires April 7, 2003;

  .  Hyundai Pharmaceutical (Korea)--expires February 26, 2006; and

  . Pharma Forte (Singapore)--expires three years after regulatory approval in Singapore.

The distributors are required to obtain local authorizations in connection with the import/export and distribution of Salagen Tablets in their designated territory. We generally receive milestone payments, payments based on product sales and other payments depending on the territory.

Manufacturing

We do not own or operate any facilities for the manufacture of our products or product candidates. Our marketed and development-stage pharmaceuticals are manufactured under agreements with third party manufacturers. Our manufacturing and quality assurance personnel authorize, monitor and approve virtually all aspects of the manufacturing process. In-process and finished product inventories are analyzed through independent testing laboratories and the results are reviewed and approved by us prior to release for distribution.

We generally carry at least a six month supply of inventory of each of our marketable products as safety stock. We have a policy to fill orders by wholesalers on demand, and do not intend to carry a backlog of orders at any time.

Salagen Tablets

We obtain pilocarpine hydrochloride, the active pharmaceutical ingredient for the manufacture of Salagen Tablets, under an exclusive supply and license agreement with Merck KgaA. The exclusive term of this agreement ends on December 31, 2007, and may be extended for additional five-year terms unless earlier terminated by the parties. Upon termination of the exclusive term, the agreement may continue for an indefinite period on a non-exclusive basis. The refined raw material is a semi-synthetic salt of an extract from plants grown and processed exclusively on carefully managed plantations in South America. We believe that the supply of pilocarpine hydrochloride is adequate for the foreseeable future. Salagen Tablets are currently manufactured for us at Global Pharm, Inc. in Toronto, Ontario, Canada under a manufacturing agreement. This agreement may be terminated by either party upon three years' written notice.

Didronel I.V. Infusion

Pharmaceutical grade etidronate disodium for the manufacture of Didronel I.V. Infusion is obtained from Procter & Gamble Pharmaceutical, Inc. in Norwich, New York, under a supply agreement. The agreement provides for automatic renewal for one-year terms unless either party gives written notice of termination at least 180 days prior to the end of each calendar year. Didronel I.V. Infusion is currently manufactured at Taylor Pharmaceuticals, a wholly owned subsidiary of Akorn, Inc. in Decatur, Illinois. Ben Venue Laboratories, Inc. of Bedford, Ohio is an approved alternate contract manufacturer of Didronel I.V. Infusion.

Co-Promotional Arrangements

Products co-promoted by us are manufactured and distributed by their owners; Ridaura and Luxiq by Connetics and Azulfidine EN-tabs by Pharmacia & Upjohn. We receive promotion fees based on sales of the co-promoted products or on the basis of our sales call activity. We are not involved in the manufacture of these products.

Irofulven and Other Development-Stage Pharmaceuticals

As a regular part of our business, we establish contract manufacturing arrangements for our development-stage pharmaceuticals, including irofulven. These arrangements are typically short-term and include purchase orders, supply agreements and development-scale manufacturing contracts.

In April 2000, we entered into a development agreement with Abbott Laboratories for scale-up of the current fermentation process used to produce raw material for production of irofulven. The agreement also gives Abbott the opportunity to demonstrate its ability to produce the raw material on a commercial scale.

Patents and Proprietary Rights

We rely on patent rights, orphan drug designation, trade secrets, trademarks, and nondisclosure agreements to establish and protect our proprietary rights in our products in both the United States and selected foreign jurisdictions. Current patent and orphan drug status with respect to certain of our products are as follows:


  Subject              Status              Issue Date          Country
  -------              ------              ----------          -------
  Salagen Tablets for  Orphan drug         March 22, 1994      United States
  symptoms of
  radiation-induced
  xerostomia in head
  and neck cancer
  patients
  Salagen Tablets for  Orphan drug         February 11, 1998   United States
  symptoms of
  Sjogren's syndrome
  Irofulven and use    Three patents       August 8, 1995,     United States and
  of irofulven, as     issued              June 4, 1996 and    various other
  cancer therapy                           October 8, 1996     countries
  agent
  Synthetic methods    Two patents issued  March 3, 1998 and   United States; PCT
  for preparing                            January 5, 1999     application filed
  acylfulvenes                             (United States)     to preserve foreign
                                                               rights
  Substituted          Three U.S. patents  August 8, 1995,     United States and
  acylfulvene          issued; one U.S.    August 3, 1999 and  various other
  compounds and use    patent allowed;     February 15, 2000   countries
  as cancer therapy    various patent
  agents (not          applications
  including            pending
  irofulven)
  Irofulven for        Orphan drug         April 6, 1999       United States
  treatment of
  pancreatic cancer
  Irofulven for        Orphan drug         July 12, 1999       United States
  treatment of
  ovarian cancer
  Irofulven for        Orphan drug         July 27, 1999       United States
  treatment of renal
  cell carcinoma


The term of a U.S. patent issued from an application filed before June 8, 1995 is the longer of seventeen years from its issue date or twenty years from its effective filing date. The term of a U.S. patent issuing from an application filed after June 8, 1995 is twenty years from its effective filing date. All of the U.S. patents covering irofulven or its use were issued from applications filed before June 8, 1995. The Drug Price and Competition and Patent Term Restoration Act of 1984, the Generic Animal Drug Act, and the Patent Term Restoration Act generally provide that a patent relating to, among other items, a human drug product, may be extended for a period of up to five years by the U.S. Commissioner of Patents and Trademarks if the patented item was subject to regulatory review by the FDA before the item was marketed. Under these acts, a product's regulatory review period (which consists generally of the period from the time when the exemption to permit clinical investigations becomes effective until the FDA grants marketing approval for the product) forms the basis for determining the length of the extension an applicant may receive. There can be no assurance that any issued patents will be extended in term.

We have obtained extensive patent protection for analogs of irofulven. However, we can make no assurances that any issued patent, whether domestic or foreign, will provide significant patent protection. Further, patent positions of pharmaceutical companies are generally uncertain and involve complex legal and factual issues. Therefore, although we believe our patents are valid, we cannot predict with any precision the scope or enforceability of the claims allowed thereunder. In addition, there can be no assurance that our patent applications will result in issued patents, that issued patents will provide an adequate measure of protection against competitive technology which could circumvent such patents, or that issued patents would withstand review and be held valid by a court of competent jurisdiction. Furthermore, there can be no assurance that any issued patents will not be infringed or otherwise circumvented by others.

Orphan drugs are currently provided seven years market exclusivity for an approved indication following approval to market by the FDA. Orphan drug designation for our products does not, however, insulate us from other manufacturers attempting to develop an alternate drug for the designated indication, or the designated drug for another, separate indication.

We also rely on trade secrets and continuing innovation which we seek to protect with reasonable business procedures for maintaining trade secrets, including confidentiality agreements with our collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets and proprietary know-how will not otherwise be known or be independently discovered by competitors.

In addition to the patents which form the basis of the pharmaceutical focus of this company, we also own four U.S. patents which claim maize plants which are resistant to herbicides which normally inhibit the activity of acetohydroxyacid synthase and which also claim methods for producing such resistant plants. These patents were issued between 1988 and 1998. While these patents have been licensed to American Cyanamid, we may still incur expenses associated with any litigation, interference or other administrative proceedings related to these patents.

Trademarks

We have obtained trademark registration on the Salagen(R) trademark in the United States and certain foreign jurisdictions. In addition, we use the federally registered Didronel(R) I.V. trademark under a license with Procter & Gamble, the Ridaura(R) and Luxiq(TM) trademarks under a license with Connetics, and the Azulfidine EN-tabs(R) trademark under a license with Pharmacia & Upjohn.

Competition

The pharmaceutical industry is intensely competitive, based mostly on product performance and pricing. Many members of the industry have resources far greater than we do, providing them with potentially greater flexibility in developing and marketing their products. While we will seek to protect our products from direct competition through filing patents, seeking marketing exclusivity under the Orphan Drug Act, and maintaining technical information as trade secrets, there is no way to protect us from competition from products with different chemical composition or products made using different technology.

Currently, MedImmune Oncology, Inc. and Snow Brand Milk Products Co. Ltd. have drugs that are approved for sale and compete with Salagen Tablets. A competing product, amifostine, was approved in June 1999 by the FDA for reducing the incidence of radiation-induced dry mouth in post-operative head and neck cancer patients. Salagen Tablets are approved for the treatment of dry mouth symptoms resulting from radiation used to treat head and neck cancer patients, and for dry mouth symptoms associated with Sjogren's syndrome. Due to the more restricted patient population for amifostine, as well as other factors such as price and invasive administration, we currently believe that amifostine will not have a major impact on sales of Salagen Tablets. Another competing product, cevimeline hydrochloride, was approved in January 2000 as a treatment for dry mouth symptoms associated with Sjogren's syndrome. It is too soon for us to estimate what effect this competing compound will have on the overall size of the Sjogren's syndrome market and future demand for

Salagen Tablets. In addition, we are also aware of other products currently under development which could compete with Salagen Tablets.

The exclusivity period afforded by orphan drug status for Salagen Tablets as a treatment for symptoms of radiation-induced xerostomia in head and neck cancer patients will end in March 2001. Our competitors could also develop and introduce generic drugs comparable to Salagen Tablets, or drugs or other therapies that address the underlying causes of the symptoms which Salagen Tablets treat. There can be no assurance that we will be successful in our plan to gain product specific protection for each of our pharmaceuticals or that developments by others will not render our products noncompetitive or obsolete.

Many companies of all sizes, including large pharmaceutical companies as well as specialized biotechnology companies, are developing cancer therapy drugs that will compete with irofulven, if it is approved for sale in the United States. There are also a number of products already on the market that will compete directly with irofulven if it is approved. In addition, colleges, universities, governmental agencies and other public and private research institutions will continue to conduct research and may develop new cancer therapies which would render our cancer therapy drug candidates obsolete or non-competitive. Many of our competitors in the cancer therapy market also have substantially greater financial, research and development, human and other resources than we do.

Government Regulation

Our research and marketing activities are subject to significant regulation by numerous governmental authorities in the United States and other countries. Pharmaceutical products intended for therapeutic use in humans are governed by FDA regulations in the United States and by comparable regulations in foreign countries. The process of completing clinical testing and obtaining FDA approval for a new drug product requires a number of years and the expenditure of substantial resources without any assurance that approval for marketing will be granted.

The FDA has established mandatory procedures to regulate the manufacturing and testing process regarding the identity, strength, quality and purity of a product. Following initial formulation, the steps required before any new prescription pharmaceutical product may be marketed in the United States include (1) preclinical laboratory and animal tests; (2) the submission to the FDA of an IND; (3) adequate and well-controlled clinical trials to establish the safety and efficacy of the drug; (4) the submission of an NDA to the FDA; and (5) FDA approval of the NDA prior to any commercial sale.

Typically, preclinical studies are conducted in the laboratory and in animal model systems to gain preliminary information on the drug's efficacy and to identify any significant safety problems. The results of these studies are submitted to the FDA as part of the IND application. Testing in humans may commence 30 days after the IND has been filed unless the FDA issues a "clinical hold." Some animal studies may be performed throughout the development process.

A three-phase clinical program is usually required for FDA approval of a pharmaceutical product, unless "accelerated approval" is granted. Phase 1 clinical trials are conducted to determine the metabolism and pharmacologic action of the product plus assess the side effects associated with increasing doses of the product. Most Phase 1 trials are conducted with healthy volunteers. Phase 1 cancer trials are conducted with cancer patients. If Phase 1 testing data is positive and there are no limiting adverse reactions, a Phase 2 clinical trial is conducted to gain exploratory therapeutic evidence as to the safety and efficacy of the product among patients with the disease being studied. A Phase 3 confirmatory therapeutic clinical trial is conducted on a broader patient population including patients with multiple disease states and taking one or more medications to provide sufficient data for the statistical evidence of safety and efficacy that are necessary to evaluate the overall benefit and risk relationship in a defined patient population. Phase 2 and Phase 3 trials are usually multi-center trials in order to achieve greater statistical validity and to have a broader patient population that is more representative of the population of the country. A post-approval Phase 3 trial may be required under "accelerated approval" and Phase 4 trials may also be requested.

Upon completion of clinical testing which demonstrates the product is safe and effective for a specific indication, a NDA may be filed with the FDA. This application includes details of the testing processes, preclinical studies, clinical trials, as well as chemical, analytical, manufacturing, packaging and labeling information. FDA approval of the application is required before the applicant may market the new product.

Even after initial FDA approval has been obtained, further studies may be required to provide additional data on safety or efficacy for current indications, or in order to obtain approval for uses other than those for which the product was initially tested. Moreover, such approval may entail limitations on the indicated uses for which a drug may be marketed. Even if FDA approval is obtained, there can be no assurance of commercial success for any product. Post-marketing testing may be, and surveillance programs are, required. The FDA may require withdrawal of an approved product from the market if any significant safety issues arise while a product is being marketed. In addition, before, during and after the process of approval, our prescription drug products must all be manufactured in accordance with "good manufacturing practices" as set forth by the FDA. Marketing of products is also regulated by the FDA.

In November 1997, the FDA Modernization Act was enacted which defined and codified the "fast track" product designation and used elements of the accelerated approval process provided under the FDA's implementing regulations. In contrast to the standard review process, the fast track process allows the FDA to approve a product for market that is intended for the treatment of a serious or life-threatening condition and has demonstrated an effect on a clinical or surrogate endpoint "that is reasonably likely to predict clinical benefit." In order to obtain fast track approval, there must be sufficient clinical information available to persuade the FDA that a clinical benefit should be demonstrated in confirming multi-center clinical trials. One potential benefit of fast track is the option to submit and receive review of components of the NDA according to an agreed to schedule, thereby expediting the review process. Fast track approval allows a company to market the product for an indication while the company conducts the confirming trials. These confirming trials may require several years to complete. If the trials do not demonstrate the safety and efficacy of a product, the FDA will withdraw its fast track approval.

The health care industry is changing rapidly as the public, government, medical professionals and the pharmaceutical industry examine ways to broaden medical coverage while controlling health care costs. Potential approaches that may affect us include managed care initiatives, pharmaceutical buying groups, formulary requirements and various proposals to offer an expanded Medicare prescription benefit. We are unable to predict when any proposed health care reforms will be implemented, if ever, or the effect of any implemented reforms on our business. Federal, state and local environmental laws and regulations do not materially affect our operations and we believe that we are currently in material compliance with such applicable laws and regulations.

Employees

As of April 30, 2000, we had 105 full-time and two part-time employees. Of our employees, 54 are engaged in our marketing and selling effort, 29 are involved in pharmaceutical development, including regulatory affairs and manufacturing, and 24 are in other management or administrative positions. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We believe that our relations with our employees are satisfactory.

Facilities

We lease approximately 27,000 square feet of office space in Bloomington, Minnesota. The initial term of this lease expires in July 2005, with an option for renewal.

Legal Proceedings

We are not currently a party to any material legal proceedings.

                                   MANAGEMENT

Directors, Executive Officers and Key Personnel

Set forth below is certain information regarding our executive officers, directors and key employees.

Name                     Age                        Position
----                     ---                        --------
Charles N.
 Blitzer(/1/)...........  60 President, Chief Executive Officer and Director
William C. Brown(/1/)...  45 Chief Financial Officer and Secretary
Leon O. Moulder,
 Jr.(/1/)...............  42 Executive Vice President
Alan R. Caplan..........  44 Vice President, Sales
Robert M. Johnson.......  57 Vice President, Pharmaceutical Manufacturing Operations
John R. MacDonald,
 Ph.D. .................  45 Vice President, Research and Development
Edgar F. Timberlake.....  52 Vice President, Human Resources and Administration
Andrew J. Ferrara.......  60 Director
Joseph S.
 Frelinghuysen..........  58 Director
Michael E. Hanson.......  52 Director
Hugh E. Miller..........  64 Director
Timothy G. Rothwell.....  49 Director
Lee J. Schroeder........  71 Director
Arthur L. Weaver,
 M.D. ..................  63 Director

-------------------------------
(/1/Executive)officers

Charles N. Blitzer has served as President, Chief Executive Officer and director of MGI since April 1996. Before joining MGI, Mr. Blitzer served as President and Chief Executive Officer of Oncologix, Inc., a pharmaceutical company, since July 1992, and held a variety of management positions with Marion Merrell Dow Pharmaceuticals, Inc. and Marion Laboratories, Inc., pharmaceutical companies, since 1977.

William C. Brown joined MGI in June 1986 as Controller and since that time has held several positions of increasing responsibility in finance, accounting and business development. He became Chief Financial Officer and Secretary in September 1999.

Leon O. Moulder, Jr. joined MGI in September 1999 as Executive Vice President. Before joining MGI, Mr. Moulder was Vice President of Business Development and Commercial Affairs at Eligix, Inc. (formerly Coulter Therapies, Inc.), a biomedical company, since 1997 and held a variety of sales, sales management, marketing and business development positions at Hoechst Marion Roussel Inc., Marion Merrell Dow Pharmaceuticals, Inc. and Marion Laboratories, Inc. since 1981.

Alan R. Caplan joined MGI in February 2000 as Vice President of Sales. Before joining MGI, Mr. Caplan was National Sales Director--Oncology/Rheumatology at Hoechst Marion Roussel, a pharmaceutical company, since 1998 and held a variety of sales, sales management, marketing and business development positions at Hoechst Marion Roussel, Marion Merrell Dow Inc. and Marion Laboratories since 1978.

Robert M. Johnson joined MGI in 1988 as director of manufacturing and in 1997 was promoted to Vice President of Pharmaceutical Manufacturing Operations. Before joining MGI, Mr. Johnson was the director of manufacturing at Armour Pharmaceutical Company and held a variety of positions in manufacturing and quality assurance at Abbott Laboratories, Inc., C.R. Bard, Inc. and Baxter-Travenol Laboratories, Inc.

John R. MacDonald, Ph.D. joined MGI in 1994 as director of pharmacology and toxicology and in 1997 was named Vice President of Research and Development. Prior to joining MGI, Dr. MacDonald was the senior research associate/group leader in the Department of Pathology and Experimental Toxicology at Parke-Davis Pharmaceutical Research, a division of Warner-Lambert Company. Previously, Dr. MacDonald held a research faculty position in the Department of Pathology at the University of California San Francisco's School of Medicine.

Edgar F. Timberlake joined MGI in May 1999 as Vice President of Human Resources and Administration. Before joining MGI, Mr. Timberlake was Vice President, Human Resources at Nash Finch Company, a wholesale grocery company, and held a variety of positions in training and human resources at Nash Finch. Prior to joining Nash Finch, Mr. Timberlake held a variety of positions at Thomas & Howard Company.

Andrew J. Ferrara has been a Director of MGI since May 1998. Mr. Ferrara is the founder, President and Chief Executive Officer of Boston Healthcare, a healthcare consulting firm. Before founding Boston Healthcare in 1993, Mr. Ferrara founded Molecular Simulations, Inc. (formerly known as Polygen Corporation), a computer software company, in 1984. Prior to that he spent 20 years with Eli Lilly & Company, serving in a number of business areas in the United States and Europe, including sales, marketing and public relations.

Joseph S. Frelinghuysen has been a Director of MGI since November 1997. Mr. Frelinghuysen is the President of J.S. Frelinghuysen & Co., a private investment firm which he founded in 1989. He previously spent 20 years with The First Boston Corporation, where he served as a Managing Director in the Investment Banking Department.

Michael E. Hanson has been a Director of MGI since May 1998. Mr. Hanson retired from Eli Lilly & Company in December 1997 after 24 years of service, most recently as President of the Internal Medicine Business Unit. Before joining Eli Lilly, he was on the faculty of the University of Minnesota College of Pharmacy and Assistant Director of the University of Minnesota Hospital Pharmacy.

Hugh E. Miller has been a Director of MGI since 1992 and the Chairman of the Board since July 1998. In December 1990, Mr. Miller retired from ICI Americas Inc., a chemical, pharmaceutical, agricultural, consumer and specialty products company, after 22 years of service, most recently as Vice Chairman and Director. Before joining ICI, Mr. Miller was with Jefferson Chemical for 13 years. Mr. Miller is also a director of Wilmington Trust Co., Inc.

Timothy G. Rothwell has been a Director of MGI since November 1996. Since January 1998, he has served as the Executive Vice President and President of Pharmaceutical Operations at Pharmacia & Upjohn Company. Previously, he was President of Rhone-Poulenc Rorer, Inc., a pharmaceutical company. From 1972 to 1989, Mr. Rothwell served in various positions at Sandoz Pharmaceuticals. In 1989, he joined Squibb Corporation, a pharmaceutical company, as Vice President of Marketing and Sales, and in 1991 he joined Burroughs Wellcome, a pharmaceutical company, as Senior Vice President of Marketing and Sales. He returned to Sandoz in 1992 as Chief Executive Officer and President of the U.S. pharmaceuticals business of Sandoz Pharmaceuticals and in 1994 became the head of worldwide business development and licensing.

Lee J. Schroeder has been a Director of MGI since May 1989. Mr. Schroeder is President and Director of Lee Schroeder & Associates, Inc., a pharmaceutical consulting company. In 1985, Mr. Schroeder retired as President and Chief Operating Officer of Foxmeyer Drug Co., a wholesale drug company. Previously, he had been the Executive Vice President of Sandoz, Inc., where he was responsible for the prescription business in the United States. Mr. Schroeder is also a director of Ascent Pediatrics, Inc., Interneuron Pharmaceuticals, Inc. and Celgene Corporation.

Arthur L. Weaver, M.D. has been a Director of MGI since July 1998. Since 1988, Dr. Weaver has served as the Director of Clinical Research at the Arthritis Center of Nebraska and since 1995, has been a clinical professor in the Department of Medicine at the University of Nebraska Medical Center. He also serves on the medical advisory boards of several pharmaceutical and biotechnology companies and was a past president of the American College of Rheumatology.

Scientific Advisory Board

We recruited a panel of leading oncologists to review and provide ongoing advice on the development of irofulven. These practicing and research clinicians bring medical, clinical program design and regulatory expertise to the irofulven development program. They have experience in drug development in the United States and Europe. The advisory board meets at least once per year, and met most recently in April 2000. The members receive a per diem payment for attendance at meetings and travel reimbursement. The members of the irofulven Scientific Advisory Board are as follows:

Daniel D. Von Hoff, M.D., F.A.C.P. Director, Arizona Cancer Center, Professor of Medicine, Arizona Cancer Center, Tucson, Arizona.

Esteban Cvitkovic, M.D. Medical oncologist Service d'Oncologie Medicale, Hopital Paul Brousse, Villejuif, France.

S. Gail Eckhardt, M.D. Associate Professor of Medicine and Director of Developmental Therapeutics, University of Colorado, Denver, Colorado.

Robert A. Figlin, M.D., F.A.C.P. Professor of Medicine, UCLA, Associate Program Director, Solid Tumor Oncology, Jonsson Comprehensive Cancer Center, Los Angeles, California.

Mark R. Green, M.D. Director, Hollings Cancer Center, Medical University of South Carolina, Charleston, South Carolina.

Margaret A. Tempero, M.D. Deputy Director, University of California, San Francisco Cancer Center, San Francisco, California.

Charles L. Vogel, M.D., F.A.C.P. Medical Director and Director of Cancer Research, Columbia South Florida, South Florida Comprehensive Cancer Centers, Mount Sinai Comprehensive Breast Center, Miami Beach, Florida.

George Wilding, M.D. Professor of Medicine, Section of Medical Oncology, Director, Medical Oncology Program, University of Wisconsin Comprehensive Cancer Center, Madison, Wisconsin.

                             PRINCIPAL STOCKHOLDERS

The following table shows information with respect to the beneficial ownership of our common stock as of April 30, 2000, except as otherwise noted in the footnotes and as adjusted to reflect the sale of 1,000,000 shares of common stock in the offering, for: (1) each person known by us to own beneficially more than five percent of our outstanding common stock; (2) each director; (3) each named executive officer as of December 31, 1999; and (4) all of our current directors and executive officers as a group.

                                                                 Percentage of Shares
                                                                  Beneficially Owned
                                       Number of Shares     ------------------------------
Name of Beneficial Owner            Beneficially Owned(/1/) Before Offering After Offering
------------------------            ----------------------- --------------- --------------
Avenir Corporation(/2/)...........          916,814               6.0%           5.6%
  1725 K Street, NW, Suite 410
  Washington, D.C. 20006
Charles N. Blitzer(/3/)(/4/)......          277,332               1.8%           1.7%
Andrew J. Ferrara(/3/)............            4,375                 *              *
Joseph S.
 Frelinghuysen(/3/)(/5/)..........           83,625                 *              *
Michael E. Hanson(/3/)............            7,276                 *              *
Hugh E. Miller(/3/)...............           47,750                 *              *
Timothy G. Rothwell(/3/)..........           18,751                 *              *
Lee J. Schroeder(/3/)(/6/)........           45,948                 *              *
Arthur L. Weaver, M.D.(/3/).......            4,375                 *              *
James V. Adam(/3/)(/4/)(/7/)......              --                  *              *
Leon O. Moulder, Jr.(/3/)(/4/)....              --                  *              *
William C. Brown(/3/)(/4/)........           97,729                 *              *
All directors and executive
 officers as a group
 (10 persons)(/3/)(/4/)(/5/)(/6/)..         587,161               3.7%           3.5%

-------------------------------
*  Less than one percent

(/1/)To our knowledge, except as set forth below, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes in this table.

(/2/)Disclosure is made in reliance upon a statement on Schedule 13G, dated as of February 14, 2000, filed with the Securities and Exchange Commission.

(/3/)Includes the following number of shares which could be acquired within 60 days of April 30, 2000 through the exercise of stock options: Mr. Blitzer, 270,542 shares; Mr. Ferrara, 4,375 shares; Mr. Frelinghuysen, 8,125 shares; Mr. Hanson, 6,875 shares; Mr. Miller, 43,750 shares; Mr. Rothwell, 18,751 shares; Mr. Schroeder, 7,501 shares; Dr. Weaver, 4,375 shares; Mr. Moulder, 0 shares; Mr. Brown, 57,071 shares; Mr. Adam, 0 shares, and all directors and executive officers, 421,365 shares.

(/4/)Includes the following number of shares beneficially owned as of March 31, 2000 through the Company's Retirement Savings Plan: Mr. Blitzer, 6,790 shares; Mr. Moulder, 0 shares; Mr. Brown, 10,422 shares; and Mr. Adam, 0 shares.

(/5/)Includes 5,000 shares owned by Mr. Frelinghuysen and held in trust.

(/6/)Includes 12,696 shares owned by Mr. Schroeder's spouse and disclaimed by Mr. Schroeder.

(/7/)Mr. Adam retired from his position as Chief Operating Officer of MGI as of August 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 30,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.10 par value. As of April 30, 2000, there were:

  .  15,408,801 shares of common stock outstanding;

  .  no shares of preferred stock issued or outstanding;

  . 1,000,000 shares of preferred stock designated as "Series A Junior Participating Preferred Stock," $.10 par value; and

  .  options to purchase 2,259,090 shares of common stock outstanding.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by our articles of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at times and in amounts as the board of directors from time to time may determine. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to stockholders shall be distributed ratably among the holders of our common stock after payment of liquidation preferences, if any, on any outstanding shares of preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and each share of common stock to be outstanding upon completion of the offering will be upon payment, duly and validly issued, fully paid and non-assessable.

Preferred Stock

The authorized shares of preferred stock may be issued in one or more series without further stockholder authorization, and the board of directors is authorized to fix and determine the terms, limitations and relative rights and preferences of the preferred stock, to establish series of preferred stock and to fix and determine the variations among series. If we issue preferred stock, it would have priority over our common stock with respect to dividends and to other distributions, including the distribution of assets upon liquidation. The board of directors can issue preferred stock without the approval of our common stockholders. Under our rights agreement, dated July 14, 1998, and amended March 14, 2000, we designated 1,000,000 shares of our preferred stock as "Series A Junior Participating Preferred Stock." See "Anti-Takeover Provisions--Shareholder Rights Plan."

Stock Options

At April 30, 2000, 2,660,462 shares of common stock remain reserved for issuance, of which 401,372 remain available for grant. Options to purchase 2,259,090 shares of common stock were outstanding, of which 934,552 were exercisable. Options outstanding had a weighted average exercise price of $10.53 per share.

The 1997 Stock Incentive Plan, as currently in effect, permits the granting of options to purchase up to an aggregate of 1,200,000 shares of our common stock. Under this plan, we may grant incentive stock options and non-incentive stock options. The exercise price for shares covered by an incentive stock option may not be less than 100 percent of the fair market value of our common stock on the date of grant. The term of each option and the time or times at which an option may be exercised shall be fixed by the committee of the Board of Directors designated to administer the plan. We are submitting a proposal to our shareholders for approval at the annual meeting of shareholders in May 2000 which would increase the number of shares available under the plan by 1,500,000.

The 1999 Nonemployee Director Stock Option Plan, as currently in effect, permits the granting of options to purchase up to an aggregate of 200,000 shares of our common stock. Options we grant under this plan are non-incentive stock options, and may only be granted to directors of our company who are not employees. Each nonemployee director automatically receives an option to purchase 10,000 shares of common stock on the date such person first becomes a director, and an option to purchase 7,500 shares of common stock on each subsequent date of reelection as a director. The option exercise price per share is 100 percent of the fair market value of our common stock on the date of our annual meeting to which the grant relates. Options have a ten-year term from date of grant.

Anti-Takeover Provisions

Shareholder Rights Plan

On July 14, 1998, our board of directors adopted a "poison pill" by declaring a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock. As amended on March 14, 2000, each right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.10 per share, at a price of $200.00 per one-hundredth of a preferred share, subject to adjustment. The description and terms of the rights are set forth in a rights agreement which we entered into with Norwest Bank Minnesota, N.A., as rights agent.

The rights are not exercisable until the distribution date, which means the date of the earlier to occur of:

  . the first date of public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership, as defined in the rights agreement, of 15 percent or more of our outstanding common shares; or

  . 10 business days after the date of the commencement or public announcement by a person of an intention to make a tender offer or exchange offer for an amount of common stock which, together with the shares of stock already owned by such person, constitutes 15 percent or more of our outstanding shares of common stock.

The rights will expire on July 14, 2008, unless we decided to redeem them earlier as described below.

In the event that after the distribution date, we are acquired in a merger or other business combination transaction or if 50 percent or more of our assets, cash flow or earning power are sold or otherwise transferred, each right holder shall have the right to receive, upon the exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the right. In the event that we were the surviving corporation of a merger and our common stock were changed or exchanged, each right holder will thereafter have the right to receive upon exercise that number of shares of common stock of the other party to the transaction having a market value of two times the exercise price of the right.

Upon specified conditions, at any time prior to such time as any person acquires at least 15 percent of our outstanding shares of common stock, by a resolution of our board of directors, we may redeem the rights in whole, but not in part, at a price of $0.01 per right.

At any time after a person acquires at least 15 percent of our outstanding shares of common stock and prior to the acquisition by that person of 50 percent or more of our outstanding common stock, our board of directors may exchange the rights, in whole or in part, for our common stock at an adjustable exchange ratio initially set at one share of common stock per right.

Each share of the junior participating preferred stock purchasable upon exercise of the rights will have a minimum preferential dividend of $1.00 per quarter, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on a share of common stock. In the event of liquidation, these preferred stockholders will be entitled to receive a liquidation payment in the amount of the greater of $100.00 per share, or an aggregate liquidation payment equal to 100 times the payment to be made per share of common stock. Each share will have 100 votes, voting together with the shares of common stock. In the event of any merger, consolidation or other transaction in which our common stock shares are exchanged, each share of the junior participating preferred stock will be entitled to receive 100 times the amount and type of consideration received per share of common stock. The dividend and liquidation rights of these shares, and the rights of these shares relating to mergers and consolidations, are protected by anti-dilution provisions.

Until a right is exercised, the right holder will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

Minnesota Anti-Takeover Law

Section 302A.671 of the Minnesota Business Corporation Act applies, with exceptions, to any acquisition of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party, that results in the beneficial ownership of 20 percent or more of the voting stock then outstanding. Section 302A.671 requires approval of any such acquisitions by a majority vote of our shareholders before its consummation. In general, shares acquired in the absence of such approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or by any subsidiaries, with any shareholder that purchases ten percent or more of our voting shares within four years from the date the shareholder first acquired ten percent or more ownership in our company. The business combination may be permitted if it is approved by a committee of all of the disinterested members of our board of directors before the date the shareholder first acquired ten percent or more ownership interest in our company.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A., St. Paul, Minnesota.

                              PLAN OF DISTRIBUTION

We are offering the shares of common stock offered by this prospectus on a best efforts, all or nothing basis, principally to selected institutional investors. We have retained U.S. Bancorp Piper Jaffray Inc., Banc of America Securities LLC and CIBC World Markets Corp. to act as the placement agents for us in the arrangement of these offers and sales on a best efforts basis. The placement agents are not obligated to, and do not intend to themselves, purchase any of the shares offered by this prospectus. The placement agents will obtain indications of interest from potential investors for the amount of the offering. We will not request effectiveness of the registration statement and no investor funds will be accepted until indications of interest have been received for the full amount of the offering. The placement agents will distribute confirmation and definitive prospectuses to all investors as soon as practicable after pricing, informing investors of the closing date, which will be scheduled for three business days after pricing.

Neither we nor the placement agents will accept investor funds before effectiveness of the registration statement. Before the closing date, the placement agents will promptly place all investor funds in escrow with Norwest Bank Minnesota, N.A., as escrow agent, in an escrow account established for the benefit of the investors. All checks shall be made payable to the escrow agent. Upon receipt by the placement agents of any of these checks, the placement agents will transmit the checks to the escrow agent by noon of the first business day following their receipt. The escrow agent will invest the funds in accordance with Rule 15c2-4 of the Securities Exchange Act of 1934. Before the closing date, the escrow agent will advise us that payment for the purchase of the shares of common stock offered by this prospectus has been affirmed by the investors and that the investors have deposited the requisite funds in the escrow account at the escrow agent. Upon receipt of this notice, we will deposit the shares with The Depository Trust Company to be credited to the accounts of the investors. We will collect investor funds, together with any interest on those funds through the facilities of the escrow agent on the scheduled closing date. The offering will not continue after the closing date. If investor funds are not received in the full amount necessary to satisfy all the requirements of the offering, all funds deposited in the escrow agent escrow account will promptly be returned.

We have also agreed:

  . to pay the placement agents a fee for the arrangement of this financing of six percent of the price that the shares are sold to the public;

  . to indemnify the placement agents against certain liabilities, including liabilities under the Securities Act; and

  .  to reimburse the placement agents for out-of-pocket expenses.

We estimate that our expenses associated with the offering will be $453,000.

We, and each of our directors, officers and certain employees and shareholders, have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of U.S. Bancorp Piper Jaffray Inc. The agreements provide exceptions for (1) the sales in connection with the exercise of options granted under the existing stock option plans and (2) certain other exceptions.


                                 LEGAL MATTERS

The validity of the issuance of shares of common stock offered by us in this offering will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota. Legal matters related to the offering will be passed upon for the placement agents by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

Our financial statements as of December 31, 1998 and 1999 and for each of the years in the three-year period ended December 31, 1999 have been included and incorporated by reference in this prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, included and incorporated by reference in this prospectus, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. For further information about us and our common stock, you should review the registration statement and its exhibits and schedules. You may read and copy any document we file with the Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549, as well as at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the Commission's web site at http://www.sec.gov.

We file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the Commission's public reference room and the regional offices listed above and can be obtained over the Internet through the Commission's web site.

The Commission allows us to incorporate by reference information into this prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superceded by information contained directly in this prospectus.

The documents that we are incorporating by reference are:

  . our annual report on Form 10-K for the fiscal year ended December 31, 1999, as amended by Form 10-K/A-1 filed on March 31, 2000;

  . our quarterly report on Form 10-Q for the quarter ended March 31, 2000 filed on May 5, 2000;

  . our Form 8-A, filed on October 25, 1982, as amended on July 20, 1987; and our Form 8-A filed on July 15, 1998, as amended on March 20, 2000, all of which contain descriptions of our common stock; and

  .  our Form 8-K filed on March 20, 2000.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the completion of this offering. The most recent information that we file with the SEC automatically updates and supercedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning us at William Brown, MGI PHARMA, INC., 6300 West Old Shakopee Road, Suite 110, Minneapolis, MN 55438, (952) 346-4700.

                                MGI PHARMA, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
     Independent Auditors' Report.........................................  F-2
     Balance Sheets as of December 31, 1998 and 1999......................  F-3
     Statements of Operations for the years ended December 31, 1997,
      1998 and 1999.......................................................  F-4
     Statements of Cash Flows for the years ended December 31, 1997,
      1998 and 1999.......................................................  F-5
     Statements of Stockholders' Equity for the years ended December 31,
      1997,
      1998 and 1999.......................................................  F-6
     Notes to Financial Statements........................................  F-7
     Balance Sheets as of March 31, 2000 (unaudited) and December 31,
      1999................................................................ F-16
     Statements of Operations for the three months ended March 31, 1999 and 2000 (unaudited)................................................ F-17
     Statements of Cash Flows for the three months ended March 31, 1999 and 2000 (unaudited)................................................ F-18
     Notes to Financial Statements (unaudited)............................ F-19

                                MGI PHARMA, INC.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
MGI PHARMA, INC.:

We have audited the accompanying balance sheets of MGI PHARMA, INC. as of December 31, 1998 and 1999 and the related statements of operations, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGI PHARMA, INC. as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

KPMG LLP

Minneapolis, Minnesota
February 4, 2000, except as
 to Note 8 which is as of March 14, 2000.

                                MGI PHARMA, INC.

                                 BALANCE SHEETS

                                                          December 31,
                                                    --------------------------
                                                        1998          1999
                                                    ------------  ------------
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $  6,513,204  $  8,249,248
  Short-term investments...........................   10,568,061    15,901,325
  Receivables, less allowances of $97,960 and
   $128,771........................................    1,410,539     2,427,901
  Inventories......................................    1,285,368       836,865
  Prepaid expenses.................................      329,953       153,923
                                                    ------------  ------------
    Total current assets...........................   20,107,125    27,569,262
  Equipment and furniture, at cost less accumulated
   depreciation of $1,062,405 and $839,300.........      540,084     1,027,482
  Other assets.....................................      474,859       376,992
                                                    ------------  ------------
    Total assets................................... $ 21,122,068  $ 28,973,736
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................. $    794,266  $    964,242
  Accrued expenses.................................    2,712,884     2,853,794
  Deferred revenue.................................      495,000       495,000
  Other current liabilities........................        9,250        16,321
                                                    ------------  ------------
    Total current liabilities......................    4,011,400     4,329,357
                                                    ------------  ------------
Stockholders' equity:
  Preferred Stock, 10,000,000 authorized and
   unissued shares.................................          --            --
  Common stock, $0.01 par value, 30,000,000
   authorized shares; 14,542,472 and 14,979,640
   issued and outstanding shares...................      145,425       149,796
  Additional paid-in capital.......................   90,850,590    93,591,432
  Notes receivable from officers...................      (56,999)          --
  Accumulated deficit..............................  (73,828,348)  (69,096,849)
                                                    ------------  ------------
    Total stockholders' equity.....................   17,110,668    24,644,379
                                                    ------------  ------------
  Commitments (Note 5)
    Total liabilities and stockholders' equity..... $ 21,122,068  $ 28,973,736
                                                    ============  ============

                See accompanying notes to financial statements.

                                MGI PHARMA, INC.

                            STATEMENTS OF OPERATIONS

                                                Year Ended December 31,
                                          ------------------------------------
                                             1997         1998        1999
                                          -----------  ----------- -----------
Revenues:
  Sales.................................. $ 9,344,548  $12,944,620 $18,643,168
  Promotion..............................         --       756,326   1,087,852
  Licensing..............................   3,275,375    3,341,568   4,954,468
  Interest and other.....................     875,906      805,996     966,434
                                          -----------  ----------- -----------
                                           13,495,829   17,848,510  25,651,922
                                          -----------  ----------- -----------
Costs and expenses:
  Cost of sales..........................     767,680      938,628   1,208,650
  Selling, general and administrative....   9,339,110   10,989,017  12,713,287
  Research and development...............   4,988,584    5,301,578   6,677,435
                                          -----------  ----------- -----------
                                           15,095,374   17,229,223  20,599,372
                                          -----------  ----------- -----------
Income (loss) before taxes...............  (1,599,545)     619,287   5,052,550
Provision for income taxes...............     185,000      205,000     321,051
                                          -----------  ----------- -----------
Net income (loss)........................ $(1,784,545) $   414,287 $ 4,731,499
                                          ===========  =========== ===========
Net income (loss) per common share:
  Basic.................................. $     (0.13) $      0.03 $      0.32
  Assuming dilution...................... $     (0.13) $      0.03 $      0.30
Weighted average number of common shares
 outstanding:
  Basic..................................  14,116,471   14,367,627  14,742,151
  Assuming dilution......................  14,116,471   14,966,112  15,633,120


                See accompanying notes to financial statements.

                                MGI PHARMA, INC.

                            STATEMENTS OF CASH FLOWS

                                              Year Ended December 31,
                                       ----------------------------------------
                                           1997          1998          1999
                                       ------------  ------------  ------------
Operating activities:
Net income (loss)....................  $ (1,784,545) $    414,287  $  4,731,499
Adjustments for non-cash items:
  Depreciation and amortization......       180,935       253,685       394,201
  Benefit plan contribution..........       259,727       314,496       362,087
  Stock option acceleration..........           --            --        162,953
  Other..............................        15,154         8,293        53,791
Changes in operating assets and
 liabilities:
  Receivables........................         5,977      (336,546)   (1,017,362)
  Inventories........................      (243,894)     (447,310)      448,503
  Prepaid expenses...................      (130,844)     (145,673)      176,030
  Accounts payable and accrued
   expenses..........................    (1,078,843)      785,640       343,769
  Deferred revenue...................       450,000        45,000           --
  Other current liabilities..........        (1,456)        2,995         7,071
                                       ------------  ------------  ------------
    Net cash provided by (used in)
     operating activities............    (2,327,789)      894,867     5,662,542
                                       ------------  ------------  ------------
Investing activities:
Purchase of investments..............   (15,688,037)  (18,699,585)  (22,393,143)
Maturity of investments..............    17,356,458    16,130,356    17,059,879
Purchase of equipment and furniture..      (572,663)     (174,907)     (783,501)
Payments on notes receivable.........         2,358        45,576        56,999
Other................................       (99,387)      (54,955)      (41,315)
                                       ------------  ------------  ------------
    Net cash provided by (used in)
     investing activities............       998,729    (2,753,515)   (6,101,081)
                                       ------------  ------------  ------------
Financing activities:
Issuance of shares under stock
 plans...............................       165,582     1,314,761     2,174,583
                                       ------------  ------------  ------------
    Net cash provided by financing
     activities......................       165,582     1,314,761     2,174,583
                                       ------------  ------------  ------------
Increase (decrease) in cash and cash
 equivalents.........................    (1,163,478)     (543,887)    1,736,044
Cash and cash equivalents at
 beginning of year...................     8,220,569     7,057,091     6,513,204
                                       ------------  ------------  ------------
Cash and cash equivalents at end of
 year................................  $  7,057,091  $  6,513,204  $  8,249,248
                                       ============  ============  ============
Supplemental disclosure of cash flow
 information:
  Cash paid for income taxes.........  $    185,000  $    207,000  $    240,000

                See accompanying notes to financial statements.

                                MGI PHARMA, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 Notes
                                   Additional  receivable                    Total
                           Common    paid-in      from     Accumulated   stockholders'
                           stock     capital    officers     deficit        equity
                          -------- ----------- ----------  ------------  -------------
Balance at December 31,
 1996...................  $140,816 $88,789,495 $(104,933)  $(72,458,090)  $16,367,288
Exercise of stock
 options, 5,675 shares..        57      39,869       --             --         39,926
Employee stock purchase
 plan, 45,916 shares....       459     140,351       --             --        140,810
Employee retirement
 savings plan
 contribution, 62,398
 shares.................       624     252,860       --             --        253,484
Note payment............       --          --      2,358            --          2,358
Net loss................       --          --        --      (1,784,545)   (1,784,545)
                          -------- ----------- ---------   ------------   -----------
Balance at December 31,
 1997...................  $141,956 $89,222,575 $(102,575)  $(74,242,635)  $15,019,321
Exercise of stock
 options, 275,786
 shares.................     2,758   1,184,504       --             --      1,187,262
Employee stock purchase
 plan, 31,442 shares....       314     135,478       --             --        135,792
Employee retirement
 savings plan
 contribution, 39,681
 shares.................       397     308,033       --             --        308,430
Note payment............       --          --     45,576            --         45,576
Net income..............       --          --        --         414,287       414,287
                          -------- ----------- ---------   ------------   -----------
Balance at December 31,
 1998...................  $145,425 $90,850,590 $ (56,999)  $(73,828,348)  $17,110,668
Exercise of stock
 options, 386,006
 shares.................     3,860   2,021,544       --             --      2,025,404
Employee stock purchase
 plan, 18,189 shares....       182     161,704       --             --        161,886
Employee retirement
 savings plan
 contribution, 32,973
 shares.................       329     394,641       --             --        394,970
Note payment............       --          --     56,999            --         56,999
Stock option
 acceleration...........       --      162,953       --             --        162,953
Net income..............       --          --        --       4,731,499     4,731,499
                          -------- ----------- ---------   ------------   -----------
Balance at December 31,
 1999...................  $149,796 $93,591,432 $     --    $(69,096,849)  $24,644,379
                          ======== =========== =========   ============   ===========

                See accompanying notes to financial statements.

                                MGI PHARMA, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

MGI PHARMA, INC. (MGI or the company) acquires, develops and commercializes differentiated, specialty pharmaceutical products that meet patient needs and build shareholder value. The company currently promotes products with uses in oncology and rheumatology. MGI focuses its efforts solely in the United States and creates alliances with other pharmaceutical or biotechnology companies for its products in other countries.

The company promotes products directly to physicians in the United States using its own specialty sales force. These products include company-owned Salagen(R) Tablets (pilocarpine hydrochloride) and Didronel(R) I.V. Infusion (etidronate disodium), and three co-promoted products, Ridaura(R) (auranofin), Luxiq(TM) (betamethasone valerate) Foam, 0.12%, and Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets, USP). Salagen Tablets are approved in the United States for two indications: symptoms of radiation-induced dry mouth in head and neck cancer patients and the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the salivary glands. Sales of Salagen Tablets in the United States accounted for approximately 97 percent of company product sales in 1999. Didronel I.V. Infusion is used to treat hypercalcemia (elevated blood calcium) in cancer patients. Co-promoted products continue to be owned and distributed by the copromotion partners, so MGI recognizes promotion revenue, rather than product sales revenue for these products. Outside the United States, MGI commercializes its products through various alliances, and has agreements with several international pharmaceutical companies to commercialize Salagen Tablets in Europe, Japan and Canada.

The company's current product development efforts include clinical and preclinical studies for irofulven, the lead drug candidate in MGI's novel family of proprietary anti-cancer compounds called the acylfulvenes. Exclusive rights in Japan to irofulven and the other acylfulvene analogs were granted to Dainippon under a development and commercialization agreement in 1995. The company also provides ongoing clinical support of Salagen Tablets.

Cash, Cash Equivalents and Short-Term Investments The company considers highly liquid marketable securities with remaining maturities of ninety days or less at the time of purchase to be cash equivalents. Other highly liquid marketable securities with remaining maturities of one year or less at the time of purchase are classified as short-term investments.

The company classifies short-term marketable security investments as held-to-maturity investments because it has the intent and the ability to hold its investments to maturity. As such, they are stated at amortized cost, which approximates estimated fair value. Amortized cost is adjusted for amortization of premiums and discounts to maturity, and this amortization is included in interest and other income in the accompanying statements of operations.

Concentration of Credit Risk Financial instruments that may subject the company to significant concentrations of credit risk consist primarily of short-term marketable security investments and trade receivables.

Cash in excess of current operating needs is invested in accordance with the company's investment policy. This policy emphasizes principal preservation, so it requires strong issuer credit ratings and limits the amount of credit exposure from any one issuer or industry.

The company grants credit primarily to pharmaceutical wholesale distributors throughout the United States in the normal course of business. Five wholesalers account for approximately 89 percent of company product sales. Customer credit worthiness is routinely monitored and collateral is not normally required.

Inventories Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

Sales Recognition Sales and related costs are recognized upon shipment of product to customers. Sales are recorded net of provisions for pricing adjustments, collection discounts and product returns.

                                MGI PHARMA, INC.

Licensing Revenue Recognition Licensing revenue is recognized when underlying performance criteria for payment have been met and the company has an unconditional right to such payment. Depending on a license agreement's terms, recognition criteria may be satisfied upon achievement of milestones, passage of time or product sales by the licensee. Payments received by the company in excess of amounts earned are classified as deferred revenue. The company also recognizes licensing revenue to the extent the company provides support services to strategic partners.

Effective January 1, 2000, the company will adopt Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). SAB 101 summarizes the Securities and Exchange Commission's views in applying generally accepted accounting principles to revenue recognition in financial statements. This bulletin will alter the revenue recognition stream for future strategic agreements; certain receipts will be initially capitalized, then amortized into revenue over a period of time.

Stock Based Compensation The company applies the intrinsic value method described in APB Opinion No. 25 in accounting for the issuance of stock incentives to employees and directors. Accordingly, no compensation expense has been recognized in the financial statements. Consistent with Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation," pro forma information reflecting compensation cost for such issuances is presented in the Stockholders' Equity footnote.

Advertising and Promotion Expense Costs of advertising and promotion are expensed as incurred and were $1,241,214, $1,617,828 and $1,801,341 in 1997,
1998 and 1999, respectively. The company has not deferred any costs related to direct-response advertising.

Depreciation Depreciation of equipment and furniture is provided over the estimated useful lives of the respective assets on a straight-line basis. Estimated useful lives of equipment and furniture range from three to ten years.

Income Taxes Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. The measurement of deferred tax assets is adjusted by a valuation allowance for any tax benefits which are not assured of realization.

Income (Loss) Per Common Share Basic earnings per share (EPS) is calculated by dividing net income (loss) by the weighted-average common shares outstanding during the period. Diluted EPS reflects the potential dilution to basic EPS that could occur upon conversion or exercise of securities, options, or other such items, to common shares using the treasury stock method based upon the weighted-average fair value of the company's common shares during the period.

Use of Estimates Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions affecting reported asset and liability amounts and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation Certain prior year amounts have been reclassed to conform with current year presentation.

New Accounting Pronouncement Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," (as amended by SFAS 137 with respect to the effective date) will be effective for MGI in January 2001. SFAS 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. These market value adjustments are to be included either in net earnings or loss in the statement of operations

                                MGI PHARMA, INC.

or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. MGI does not believe that SFAS 133 will have a material impact on the company.

2. Short-Term Investments

Held-to-maturity investments, stated at amortized cost, which approximates estimated fair value, at December 31, 1998 and 1999 are summarized as follows:

                                                           1998        1999
                                                        ----------- -----------
      Commercial paper................................. $ 6,434,638 $10,747,279
      Corporate notes..................................   4,133,423   2,037,229
      Certificates of deposit..........................         --    3,116,817
                                                        ----------- -----------
                                                        $10,568,061 $15,901,325
                                                        =========== ===========

3. Inventories

Inventories at December 31, 1998 and 1999 are summarized as follows:

                                                               1998      1999
                                                            ---------- --------
      Raw materials and supplies........................... $   83,016 $160,744
      Work in process......................................    531,952  153,447
      Finished products....................................    670,400  522,674
                                                            ---------- --------
                                                            $1,285,368 $836,865
                                                            ========== ========

4. Accrued Expenses

Accrued expenses at December 31, 1998 and 1999 are summarized as follows:

                                                             1998       1999
                                                          ---------- ----------
      Bonuses............................................ $  536,683 $  467,820
      Product return accrual.............................    467,547    342,648
      Product development commitments....................    446,429    860,981
      Third party manufacturing..........................    422,334        --
      Retirement plan contribution.......................    204,619    204,158
      Other accrued expenses.............................    635,272    978,187
                                                          ---------- ----------
                                                          $2,712,884 $2,853,794
                                                          ========== ==========

5. Leases

The company leases office space and computer software under noncancellable lease agreements that contain renewal options and require the company to pay operating costs, including property taxes, insurance and maintenance. Rent expense was $396,092, $437,227 and $408,163 in 1997, 1998 and 1999,
respectively.

Future minimum lease payments under noncancellable lease are as follows:

      2000........................................................... $  363,000
      2001...........................................................    441,000
      2002...........................................................    448,000
      2003...........................................................    455,000
      2004...........................................................    455,000
      Thereafter.....................................................    265,000
                                                                      ----------
                                                                      $2,427,000
                                                                      ==========

                                MGI PHARMA, INC.

6. Licensing Arrangements

During 1995, MGI entered into a cooperative development and commercialization agreement with Dainippon Pharmaceutical Co., Ltd., a Japanese pharmaceutical company, whereby MGI granted Dainippon exclusive rights to MGI's acylfulvenes in Japan. Under this agreement, Dainippon is expected to make milestone payments during the precommercial phase and MGI will participate in the commercial success of the drug candidate in Japan by supplying Dainippon with bulk drug substance. Quarterly license payments are scheduled to be received into 2000. In the 2000 second quarter, the character of quarterly license payments is scheduled to become deposit payments. Under the terms of the agreement, through January 1, 2002, $4.3 million in deposit payments is scheduled to be received. Repayment by MGI is due on the later of April 1, 2002 or receipt of the initial marketing approval in Japan. Dainippon may elect to receive the deposit repayment in cash, as a credit toward delivery of bulk drug substance under the related Supply Agreement, or in shares of MGI common stock. If Dainippon elects to receive stock, the shares will be valued at the closing price of MGI common stock on the date of Dainippon's election. The precommercial phase will conclude upon receipt of approval to market the first acylfulvene product in Japan and payment of a $1 million approval milestone by Dainippon. In conjunction with this 1995 agreement, MGI issued 750,000 shares of common stock to Dainippon and received net proceeds of $2.8 million from this issuance.

During 1994, MGI licensed exclusive rights to commercialize Salagen Tablets in Japan to Kissei Pharmaceutical Co., Ltd., a Japanese pharmaceutical company. Kissei is scheduled to make a final milestone payment upon the earlier of its filing for product approval in Japan or September 29, 2000. MGI will participate in the commercial success of the product through royalty payments based on product sales in Japan. In 1997, a $747,000 milestone payment, net of taxes, was received as a result of Kissei's advancement of Salagen Tablets into a Phase 3 human clinical program.

MGI has entered into licensing agreements for the commercialization of Salagen Tablets in Europe and Canada with Chiron B.V. and Pharmacia & Upjohn Company, respectively. Under these arrangements, MGI receives payments based upon product sales in the respective territories.

To build its product pipeline, the company acquires rights to develop and market pharmaceuticals and medical products from others. Under this approach, the company may be required to pay up-front, development services and milestone fees. In addition, the company may be required to pay royalties on net sales upon marketing the products. Within a period of time after providing notice, the company generally may terminate its licenses. All material, noncancellable commitments were recognized as of December 31, 1999.

7. Promotion Arrangements

In March 1999, MGI and Schein Pharmaceutical, Inc. concluded their agreement for the promotion of INFeD(R) (iron dextran injection). Under the agreement, MGI recognized a final minimum quarterly promotion fee of $125,000 in the first quarter of 1999, and smaller promotion fees for the remaining three quarters of 1999.

In April 1999, MGI entered into promotion agreements with Connetics Corporation for the promotion of Ridaura (auranofin) and Luxiq (betamethasone valerate) Foam, 0.12%. Under the terms of the agreements, MGI promotes Ridaura and Luxiq to the rheumatology market in the United States. For Ridaura, MGI receives $250,000 per quarter for making a specified number of sales calls. For Luxiq, the company receives a split of product contribution from Connetics Corporation's sales of Luxiq in the rheumatology market. Minimum terms for the Ridaura and Luxiq agreements are 18 months and 30 months respectively.

In September 1999, MGI began promoting Azulfidine EN-tabs (sulfasalazine delayed release tablets, USP) Enteric-coated on behalf of the Pharmacia & Upjohn Company (P&U) to the rheumatology market in the

                                MGI PHARMA, INC.

United States. MGI will earn promotion revenue based on its ability to increase P&U sales of Azulfidine EN-tabs. The Azulfidine EN-tabs co-promotion agreement has an initial term of 42 months from the September 1999 co-promotion marketing launch.

8. Shareholder Rights Plan (as amended March 14, 2000)

On July 14, 1998, the company declared a dividend of one preferred share purchase right (Right) per share for each outstanding share of common stock of the company. Each Right entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, at a price of $200 per one-hundredth of a preferred share (subject to adjustment). The Rights become exercisable only if certain change in ownership control events occur and the company does not redeem the Rights. The Rights expire on July 14, 2008, if not previously redeemed or exercised.

9. Stockholders' Equity

Stock Incentive Plans Under stock incentive plans, designated persons (including officers, employees, directors and consultants) have been or may be granted rights to acquire company common stock. These rights include stock options and other equity rights. At December 31, 1999, 3,089,160 shares of common stock remain reserved for issuance, of which 985,026 shares remain available for grant.

Stock options become exercisable over varying periods and expire up to ten years from date of grant. Options may be granted in the form of incentive stock options or nonqualified stock options. The option price for incentive stock options cannot be less than fair market value on the date of the grant. The option price for nonqualified stock options may be set by the Board of Directors.

Stock option activity in the three years ended December 31, 1999 is summarized as follows:

                                                         Number    Average Price
                                                        of Shares    Per Share
                                                        ---------  -------------
      Outstanding at December 31, 1996................. 1,867,452      $6.87
        Granted........................................   511,306       4.31
        Exercised......................................    (5,675)      4.37
        Canceled.......................................  (291,933)      6.31
                                                        ---------
      Outstanding at December 31, 1997................. 2,081,150       6.32
        Granted........................................   472,408       4.81
        Exercised......................................  (275,786)      4.27
        Canceled.......................................   (90,296)      4.43
                                                        ---------
      Outstanding at December 31, 1998................. 2,187,476       6.33
        Granted........................................   548,711      11.78
        Exercised......................................  (386,006)      5.21
        Canceled.......................................  (246,047)      9.77
                                                        ---------
      Outstanding at December 31, 1999................. 2,104,134      $7.56
                                                        =========

                                MGI PHARMA, INC.

The following table summarizes information concerning options outstanding and exercisable at December 31, 1999:

                                                                   Options
                                     Options Outstanding         Exercisable
                                 ---------------------------- ------------------
                                           Weighted  Weighted           Weighted
                                            Average  Average            Average
                                           Remaining Exercise           Exercise
      Range of Exercise Price     Number     Life     Price    Number    Price
      -----------------------    --------- --------- -------- --------- --------
      $3.38-$3.94...............   399,357   7.69     $ 3.84    137,359  $ 3.80
      $4.00-$4.63...............   175,590   5.97     $ 4.35    140,077  $ 4.34
      $4.75-$4.81...............   478,066   6.62     $ 4.77    377,055  $ 4.76
      $4.88-$6.00...............   192,344   5.83     $ 5.45    162,322  $ 5.51
      $6.88-$11.50..............   214,565   6.43     $ 9.70    123,679  $10.60
      $11.56-$12.00.............   412,125   9.11     $11.87      6,725  $12.00
      $12.38-$30.00.............   232,087   4.62     $14.24    193,787  $13.83
                                 ---------                    ---------
        Total................... 2,104,134   6.94     $ 7.56  1,141,004  $ 6.92
                                 =========                    =========

Employee Stock Purchase Plan Under the company's employee stock purchase plan, substantially all employees may purchase shares of common stock at the end of semiannual purchase periods at a price equal to the lower of 85% of the stock's fair market value on the first or last day of that period. Plan funding occurs throughout the purchase period by pre-elected payroll deductions of up to 15% of regular pay. No compensation expense results from the plan. Shares issued under the plan were 45,916, 31,422 and 18,189 at average prices of $3.07, $4.32 and $8.90 per share in 1997, 1998 and 1999, respectively. At December 31, 1999, 126,978 shares remain reserved for future issuance under the plan.

Fair Value of Stock Plans The company applies APB Opinion No. 25 in accounting for its stock incentive plans for designated persons and, accordingly, no compensation cost has been recognized in the financial statements for employee and director stock options granted under its stock plans or for the fair value of the discount offered to its employees under the employee stock purchase plan. Had the company determined compensation cost based on the fair value at the grant date for its stock options and the fair value of the discount related to the employee stock purchase plan under SFAS No. 123, the company's net earnings (loss) would have been reported as shown below:

                                                1997        1998        1999
                                             -----------  ---------  ----------
      Net income (loss):
        As reported......................... $(1,784,545) $ 414,287  $4,731,499
        Pro forma........................... $(2,721,827) $(647,715) $2,853,476
      Net income (loss) per common share:
        As reported diluted................. $     (0.13) $    0.03  $     0.30
        Pro forma diluted................... $     (0.19) $   (0.04) $     0.18

Pro forma amounts only reflect options granted during 1995 through 1999. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 for years prior to 1999 is not reflected in the pro forma amounts presented above because compensation cost is reflected over the options' vesting period, and compensation cost for options granted prior to January 1, 1995 is not considered.

                                MGI PHARMA, INC.

The per share weighted-average fair value of stock options granted during 1997, 1998 and 1999 was $2.22, $2.73 and $6.50, respectively, on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                               1997  1998  1999
                                                               ----  ----  ----
      Expected dividend yield.................................    0%    0%    0%
      Risk-free interest rate................................. 5.40% 5.00% 5.00%
      Annualized volatility................................... 0.52  0.61  0.60
      Expected life, in years.................................    5     5     5

Retirement Savings Plan The company's retirement savings plan conforms to
Section 401(k) of the Internal Revenue Code and participation is available to substantially all employees. Under the savings plan, participants may contribute a percentage of their eligible compensation for investment in company common stock or other investments. The company matches a portion of employees' contributions and may also make discretionary contributions ratably to all eligible employees. Company contributions are made in the form of company common stock and become fully vested when an employee attains five years of service. Contribution expense was $259,727, $314,496 and $362,087 in 1997, 1998 and 1999, respectively. The company had 216,794 shares reserved for future issuance under the savings plan at December 31, 1999.

Preferred Stock At December 31, 1999, 10,000,000 shares of preferred stock remain issuable. Issuance is subject to Board of Directors' action.

10. MGI Funded Retirement Trust

The company sponsors a money purchase retirement plan covering substantially all employees. Under the plan, the company contributes a percentage of participating employees' eligible compensation. Company contributions resulted in expense of $154,615, $198,647 and $203,724 in 1997, 1998, and 1999,
respectively.

11. Income Taxes

Effective tax rates differ from statutory federal income tax rates in the years ended December 31, 1997, 1998 and 1999 as follows:

                                                           1997    1998   1999
                                                           -----   -----  -----
      Statutory federal income tax rate................... (34.0)%  34.0%  34.0%
      Foreign tax.........................................  (7.6)   21.9    2.9
      Valuation allowance change..........................  47.1   (18.7) (37.9)
      Research activities credit..........................  (3.0)  (24.2)  (3.4)
      Orphan drug credit.................................. (32.0)  (35.9)  (7.7)
      State income taxes, net of federal benefit..........  (2.5)    2.5    2.5
      Stock option exercises..............................  (0.1)  (71.1) (15.9)
      Alternative minimum tax.............................   --      --     2.0
      Net operating loss expiration.......................  24.8   113.2   27.1
      Other...............................................   3.6    11.4    2.8
                                                           -----   -----  -----
                                                            (3.7)%  33.1%   6.4%
                                                           =====   =====  =====

                                MGI PHARMA, INC.

Deferred taxes as of December 31, 1998 and 1999 consist of the following:

                                                       1998          1999
                                                   ------------  ------------
      Deferred tax assets:
        Receivable allowances..................... $     36,734  $     48,289
        Inventory allowances......................        2,277         4,131
        Product return allowance..................      175,330       128,493
        Accrued expenses..........................       40,930       100,085
        Net operating loss carryforward...........   28,205,491    25,720,964
        Research credit carryforward..............    2,172,631     2,345,201
        Orphan drug credit........................      735,030     1,121,387
        Alternative minimum tax credit
         carryforward.............................       48,295        48,295
                                                   ------------  ------------
                                                     31,416,718    29,516,845
        Less valuation allowance..................  (31,394,482)  (29,481,846)
                                                   ------------  ------------
                                                        $22,236  $     34,999
                                                   ============  ============
      Deferred tax liabilities:
        Tax depreciation greater than book........ $     22,236  $     34,999
                                                   ============  ============

At December 31, 1999, the company had net operating loss carryforwards of approximately $68.6 million for federal income tax purposes of which $7.6 million may expire through 2002 if the company does not generate sufficient taxable income. Additionally, the company had research credit carryforwards of approximately $2.3 million, which begin to expire in 2000. In 1999, the company had net income of $4.7 million. However, the company has a history of losses, and currently has an accumulated deficit of $69.1 million. The company is uncertain about its ability to remain profitable on a consistent basis. Therefore, the company continues to maintain a valuation allowance against its deferred tax assets. The net change in the annual valuation allowance was a decrease of $115,852 in 1998, and a decrease of $1,912,636 in 1999.

12. Income (Loss) Per Common Share

Income (loss) per share for the years ended December 31, 1997, 1998 and 1999 are summarized in the following table:

      Year ended                                Net Income             Per Share
      December 31, 1997                           (Loss)      Shares    Amount
      -----------------                        -----------  ---------- ---------
      Basic................................... $(1,784,545) 14,116,471  $(0.13)
      Effect of dilutive stock options........         --          --      --
      Assuming dilution....................... $(1,784,545) 14,116,471  $(0.13)
      Year ended
      December 31, 1998
      -----------------
      Basic................................... $   414,287  14,367,627  $ 0.03
      Effect of dilutive stock options........         --      598,485     --
      Assuming dilution....................... $   414,287  14,966,112  $ 0.03
      Year ended
      December 31, 1999
      -----------------
      Basic................................... $ 4,731,499  14,742,151  $ 0.32
      Effect of dilutive stock options........         --      890,969  $(0.02)
      Assuming dilution....................... $ 4,731,499  15,633,120  $ 0.30

                                MGI PHARMA, INC.

The total number of options excluded from the calculation of potentially dilutive securities either because the exercise price exceeded the average market price or because their inclusion in a calculation of net loss per share would have been anti-dilutive were 2,071,150, 408,674 and 232,087 for 1997, 1998 and 1999 respectively.

13. Related Party Transactions

One of the Company's directors, who became a director in May 1998, is the managing partner of Boston BioLicensing L.L.C., a pharmaceutical consulting firm. Under consulting arrangements, MGI made payments to Boston BioLicensing of $136,000 and $87,000 in 1998 and 1999, respectively. Transactions with Boston BioLicensing were in the ordinary course of business at prices comparable to transactions with other companies.

14. Segment and Geographic Information

The company operates in the single operating segment of specialty pharmaceuticals. Essentially all of its long-lived assets are located in the United States. Operating revenues attributed to U.S. and foreign customers in the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                1997        1998        1999
                                             ----------- ----------- -----------
      United States
        Sales............................... $ 9,041,335 $12,742,831 $18,357,105
        Promotion...........................         --      756,326   1,087,852
        Licensing...........................     541,863     820,451   1,784,228
                                             ----------- ----------- -----------
                                               9,583,198  14,319,608  21,229,185
                                             ----------- ----------- -----------
      Foreign
        Sales...............................     303,213     201,789     286,063
        Promotion...........................         --          --          --
        Licensing...........................   2,733,512   2,521,117   3,170,240
                                             ----------- ----------- -----------
                                               3,036,725   2,722,906   3,456,303
                                             ----------- ----------- -----------
      Total
        Sales...............................   9,344,548  12,944,620  18,643,168
        Promotion...........................         --      756,326   1,087,852
        Licensing...........................   3,275,375   3,341,568   4,954,468
                                             ----------- ----------- -----------
                                             $12,619,923 $17,042,514 $24,685,488
                                             =========== =========== ===========

                                MGI PHARMA, INC.

                                 BALANCE SHEETS

                                                    December 31,   March 31,
                                                        1999          2000
                                                    ------------  ------------
                                                                  (unaudited)
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $  8,249,248  $  6,602,682
  Short-term investments...........................   15,901,325    20,220,792
  Receivables, less allowances of $128,771 and
   $140,464........................................    2,427,901     2,836,747
  Inventories......................................      836,865       947,344
  Prepaid expenses.................................      153,923       560,198
                                                    ------------  ------------
    Total current assets...........................   27,569,262    31,167,763
  Equipment and furniture, at cost less accumulated
   depreciation of $839,300 and $909,448...........    1,027,482     1,165,793
  Other assets.....................................      376,992       376,992
                                                    ------------  ------------
    Total assets................................... $ 28,973,736  $ 32,710,548
                                                    ============  ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................. $    964,242  $    697,933
  Accrued expenses.................................    2,853,794     3,397,320
  Deferred revenue.................................      495,000           --
  Other current liabilities........................       16,321        63,151
                                                    ------------  ------------
    Total current liabilities......................    4,329,357     4,158,404
                                                    ------------  ------------
Stockholders' equity:
  Preferred Stock, 10,000,000 authorized and
   unissued shares.................................          --            --
  Common stock, $0.01 par value, 30,000,000
   authorized shares; 14,979,640 and 15,408,801
   issued and outstanding shares...................      149,796       154,088
  Additional paid-in capital.......................   93,591,432    97,242,246
  Accumulated deficit..............................  (69,096,849)  (68,844,190)
                                                    ------------  ------------
    Total stockholders' equity.....................   24,644,379    28,552,144
                                                    ------------  ------------
    Total liabilities and stockholders' equity..... $ 28,973,736  $ 32,710,548
                                                    ============  ============

           See accompanying notes to unaudited financial statements.

                                MGI PHARMA, INC.

                            STATEMENTS OF OPERATIONS
                                  (Unaudited)

                                                           Three Months Ended
                                                                March 31,
                                                          ---------------------
                                                             1999       2000
                                                          ---------- ----------
Revenues:
  Sales.................................................. $4,502,943 $4,566,295
  Promotion..............................................    125,000    250,000
  Licensing..............................................    871,716    753,670
  Interest and other.....................................    194,523    372,846
                                                          ---------- ----------
                                                           5,694,182  5,942,811
                                                          ---------- ----------
Costs and expenses:
  Cost of sales..........................................    307,878    304,071
  Selling, general and administrative....................  3,173,496  3,520,584
  Research and development...............................  1,460,905  1,804,218
                                                          ---------- ----------
                                                           4,942,279  5,628,873
                                                          ---------- ----------
Income before taxes......................................    751,903    313,938
Provision for income taxes...............................     68,938     61,279
                                                          ---------- ----------
Net income .............................................. $  682,965 $  252,659
                                                          ========== ==========
Net income per common share:
  Basic.................................................. $     0.05 $     0.02
  Assuming dilution...................................... $     0.04 $     0.02
Weighted average number of common shares outstanding:
  Basic.................................................. 14,574,929 15,217,199
  Assuming dilution...................................... 15,475,494 16,831,324


           See accompanying notes to unaudited financial statements.

                                MGI PHARMA, INC.

                            STATEMENTS OF CASH FLOWS
                                  (Unaudited)

                                                     Three Months Ended March
                                                               31,
                                                     -------------------------
                                                        1999          2000
                                                     -----------  ------------
Operating activities:
Net income.......................................... $   682,965  $    252,659
Adjustments for non-cash items:
  Depreciation and amortization.....................      53,799        70,148
  Benefit plan contribution.........................      48,666        47,367
  Other.............................................      25,136         7,500
Changes in operating assets and liabilities:
  Receivables.......................................    (865,663)     (408,846)
  Inventories.......................................     128,123      (110,479)
  Prepaid expenses..................................     (79,621)     (406,275)
  Accounts payable and accrued expenses.............    (300,917)      229,850
  Deferred revenue..................................    (495,000)     (495,000)
  Other current liabilities.........................      45,246        46,830
                                                     -----------  ------------
    Net cash used in operating activities...........    (757,266)     (766,246)
                                                     -----------  ------------
Investing activities:
Purchase of investments.............................  (5,814,748)  (14,025,339)
Maturity of investments.............................   4,402,458     9,705,872
Purchase of equipment and furniture.................      (2,191)     (208,459)
Other...............................................     (14,304)          --
                                                     -----------  ------------
    Net cash used in investing activities...........  (1,428,785)   (4,527,926)
                                                     -----------  ------------
Financing activities:
Issuance of shares under stock plans................     231,531     3,647,606
                                                     -----------  ------------
    Net cash provided by financing activities.......     231,531     3,647,606
                                                     -----------  ------------
Decrease in cash and cash equivalents...............  (1,954,520)   (1,646,566)
Cash and cash equivalents at beginning of period....   6,513,204     8,249,248
                                                     -----------  ------------
Cash and cash equivalents at end of period.......... $ 4,558,684  $  6,602,682
                                                     ===========  ============
Supplemental disclosure of cash flow information:
  Cash paid for income taxes........................ $    55,000  $    140,000

           See accompanying notes to unaudited financial statements.

                                MGI PHARMA, INC.

                         NOTES TO FINANCIAL STATEMENTS
                                  (Unaudited)

1. Basis of Presentation

MGI PHARMA, INC. (MGI or the company) is a pharmaceutical company focused on the acquisition, development and commercialization of drugs primarily for the treatment of cancer and rheumatology disorders. MGI focuses its efforts solely in the United States and creates alliances with other pharmaceutical or biotechnology companies for its products in other countries.

The company promotes products directly to physicians in the United States using its own specialty sales force. These products include company-owned Salagen(R) Tablets (pilocarpine hydrochloride) and Didronel(R) I.V. Infusion (etidronate disodium), and three co-promoted products, Ridaura(R) (auranofin), Luxiq(TM) (betamethasone valerate) Foam, 0.12%, and Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets, USP). Salagen Tablets are approved in the United States for two indications: symptoms of radiation-induced dry mouth in head and neck cancer patients, and the symptoms of dry mouth associated with Sjogren's syndrome, an autoimmune disease that damages the salivary glands. Sales of Salagen Tablets in the United States account for more than 95 percent of company product sales. Didronel I.V. Infusion is used to treat hypercalcemia (elevated blood calcium) in cancer patients. Co-promoted products continue to be owned and distributed by the co-promotion partners, so MGI recognizes promotion fee revenue, rather than product sales revenue for these products. Outside the United States, MGI commercializes its products through various alliances, and has agreements with several international pharmaceutical companies to commercialize Salagen Tablets in Europe, Japan and Canada.

The company's current product development efforts include clinical and preclinical studies for irofulven, the lead cancer therapy product candidate in MGI's novel family of proprietary compounds called acylfulvenes. Exclusive rights in Japan to irofulven and the other acylfulvene analogs were granted to Dainippon under a development and commercialization agreement in 1995. The company also provides ongoing clinical support of Salagen Tablets.

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal, recurring adjustments) considered necessary for fair presentation have been included. Interim results may not be indicative of annual results. For further information, refer to the financial statements and footnotes included in the company's report on Form 10-K for the year ended December 31, 1999.

In March 2000, the SEC deferred the implementation date of Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101). Accordingly, the company plans to adopt SAB 101 in the second quarter of 2000.

                                MGI PHARMA, INC.

                                  (Unaudited)

2.Income Per Common Share

Income per share for the three month periods ended March 31, 1999 and 2000 are summarized in the following table:

                                                                          Per
                                                       Net               Share
      Three Month Period Ending                       Income    Shares   Amount
      -------------------------                      -------- ---------- ------
      March 31, 1999
        Basic....................................... $682,965 14,574,929 $ 0.05
        Effect of dilutive stock options............      --     900,565 $(0.01)
                                                     -------- ---------- ------
        Assuming dilution........................... $682,965 15,475,494 $ 0.04
                                                     ======== ========== ======
      March 31, 2000
        Basic....................................... $252,659 15,217,199 $ 0.02
        Effect of dilutive stock options............      --   1,614,125    --
                                                     -------- ---------- ------
        Assuming dilution........................... $252,659 16,831,324 $ 0.02
                                                     ======== ========== ======

3.Short-Term Investments

Because the company has the intent and ability to hold its investments to maturity, they are considered held-to-maturity investments. As such, they are stated at amortized cost, which approximates estimated fair value. Held-to-maturity investments at December 31, 1999 and March 31, 2000 are summarized in the following table:

                                                           1999        2000
                                                        ----------- -----------
      Commercial paper................................. $10,747,279 $19,180,210
      Certificates of deposit..........................   3,116,817   1,040,582
      Corporate notes..................................   2,037,229         --
                                                        ----------- -----------
                                                        $15,901,325 $20,220,792
                                                        =========== ===========

4.Inventories

Inventories at December 31, 1999 and March 31, 2000 are summarized as follows:

                                                                1999     2000
                                                              -------- --------
      Raw materials and supplies............................. $160,744 $148,845
      Work in process........................................  153,447  299,267
      Finished products......................................  522,674  499,232
                                                              -------- --------
                                                              $836,865 $947,344
                                                              ======== ========

Inventories are stated at the lower of cost or market. Cost is determined on a first-in, first-out basis.

                                MGI PHARMA, INC.

                                  (Unaudited)

5.Accrued Expenses

Accrued expenses at December 31, 1999, and March 31, 2000, are summarized in the following table:

                                                             1999       2000
                                                          ---------- ----------
      Product development commitments.................... $  860,981 $1,317,040
      Bonuses............................................    467,820    218,933
      Product return accrual.............................    342,648    478,199
      Other accrued expenses.............................  1,182,345  1,383,148
                                                          ---------- ----------
                                                          $2,853,794 $3,397,320
                                                          ========== ==========

6. Promotion Revenue

In March 1999, MGI and Schein Pharmaceutical, Inc. concluded their agreement for the promotion of INFeD(R) (iron dextran injection). MGI recognized a minimum quarterly promotion fee of $125,000 in the first quarter of 1999, and smaller promotion fees for the remaining three quarters of 1999.

In April 1999, MGI entered into promotion agreements with Connetics Corporation for the promotion of Ridaura(R) (auranofin) and Luxiq(TM) (betamethasone valerate) Foam, 0.12%. Under the terms of the agreements, MGI promotes Ridaura and Luxiq to the rheumatology market in the United States. For Ridaura, MGI receives $250,000 per quarter for making a specified number of sales calls. For Luxiq, MGI receives a split of product contribution from Connetics Corporations's sales of Luxiq in the rheumatology market. The Ridaura agreement is scheduled to continue through September 30, 2000.

In September 1999, MGI began promoting Azulfidine EN-tabs(R) (sulfasalazine delayed release tablets, USP) Enteric-coated on behalf of the Pharmacia & Upjohn Company (P&U) to the rheumatology market in the United States. MGI will earn promotion revenue based on its ability to increase P&U sales of Azulfidine EN-tabs(R). The Azulfidine EN-tabs(R) co-promotion agreement has an initial term of 42 months from the September 1999 co-promotion marketing launch.

7. Stock Incentive Plans

Under stock incentive plans, designated persons (including officers, directors, employees and consultants) are granted rights to acquire company common stock. These rights include stock options and other equity rights. At March 31, 2000, 2,660,462 shares of common stock remain reserved for issuance, of which 408,447 remain available for grant. Options to purchase 2,252,015 shares of common stock were outstanding, of which 929,777 were exercisable. Options outstanding had a weighted average exercise price of $10.37 per share.

8. Stockholders' Equity

Changes in selected stockholders' equity accounts for the three months ended March 31, 2000, were as follows:

                                                   Common stock
                                                ------------------- Additional
                                                             Par      paid-in
                                                  Shares    value     capital
                                                ---------- -------- -----------
      Balance at December 31, 1999............. 14,979,640 $149,796 $93,591,432
      Exercise of stock options................    428,698    4,287   3,643,319
      Other issuance...........................        463        5       7,495
                                                ---------- -------- -----------
      Balance at March 31, 2000................ 15,408,801 $154,088 $97,242,246
                                                ========== ======== ===========

                                MGI PHARMA, INC.

                                  (Unaudited)

9. Commitments

The company leases office space and computer software under noncancellable lease agreements that contain renewal options and require the company to pay operating costs, including property taxes, insurance and maintenance. Future minimum lease payments for this lease agreement are as follows:

      Remainder of 2000............................................. $  272,000
      2001..........................................................    441,000
      2002..........................................................    448,000
      2003..........................................................    455,000
      2004..........................................................    455,000
      Thereafter....................................................    265,000
                                                                     ----------
                                                                     $2,336,000
                                                                     ==========

10. Subsequent Event

In April 2000, MGI entered into a license agreement with CIBA Vision AG pursuant to which MGI granted CIBA Vision an exclusive, royalty-bearing license to develop and commercialize Salagen Tablets in Europe, Russia and certain other countries. Simultaneous with this agreement, the previous agreements with Chiron B.V. for Salagen Tablets rights in Europe were terminated. Sales of Salagen Tablets in Europe began in 1995.

Under the license agreement, CIBA Vision is scheduled to pay initial license fees to MGI upon execution of the agreement and achievement of certain transfer activities. In addition, CIBA Vision agreed to pay up to four additional milestone payments to MGI if certain sales targets are achieved. Further, CIBA Vision agreed to pay royalties to MGI equal to a certain percentage of net sales revenues. Unless earlier terminated by the parties, the term of the agreement is 12 years and may be extended for additional two-year periods. CIBA Vision granted to MGI an irrevocable, non-exclusive, royalty-free license allowing MGI to use any technology or data developed by CIBA Vision relating to Salagen Tablets.

In addition, MGI simultaneously entered into a supply agreement with CIBA Vision pursuant to which MGI agreed to supply CIBA Vision's requirements of Salagen Tablets until the termination of the license agreement with CIBA Vision.

                                1,000,000 Shares

                                MGI PHARMA, INC.

                                  Common Stock


                          [LOGO OF MGI PHARMA, INC.)


                             ---------------------
                                   PROSPECTUS
                             ---------------------

                           U.S. Bancorp Piper Jaffray

                         Banc of America Securities LLC

                               CIBC World Markets

                                  May 18, 2000